                     As filed with the SEC on March 23, 1999
                           Registration No. 333-69555


================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          ----------------------------
                                 AMENDMENT NO. 2
                                    FORM SB-2
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933

                          ----------------------------

                         FIRST CAPITAL BANCSHARES, INC.
             (Exact name of registrant as specified in its charter)

         South Carolina                        6021                              57-1070990
     -----------------------          -----------------------             -----------------------
(State or other Jurisdiction of    (Primary Standard Industrial     (I.R.S. Employer Identification No.)
incorporation or Organization)      Classification Code Number)

                         207 Highway 15/401 Bypass East
                       Bennettsville, South Carolina 29512
                                 (843) 454-9337
    (Address and Telephone Number of Principal Executive Offices and Intended
                          Principal Place of Business)

                          ----------------------------
                              James Aubrey Crosland
                                    President
                         207 Highway 15/401 Bypass East
                       Bennettsville, South Carolina 29512
                                 (843) 454-9337
           (Name, Address, and Telephone Number of Agent For Service)

                          ----------------------------
      Copies of all communications, including copies of all communications sent to agent for service, should be sent to:

           Neil E. Grayson, Esq.                        A. George Igler, Esq.
        C. Russell Pickering, Esq.                     Igler & Dougherty, P.A.
Nelson Mullins Riley & Scarborough, L.L.P.              1501 Park Avenue East
  999 Peachtree Street, N.E., Suite 1400             Tallahassee, Florida 32301
          Atlanta, Georgia 30309                           (850) 878-2411
             (404) 817-6000                             (850) 878-1230 (Fax)
          (404) 817-6225 (Fax)

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ___________________

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ___________________

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ___________________

         If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                        --------------------------------

                         CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------


=========================================================================================================
                                                      PROPOSED
                                                       MAXIMUM        PROPOSED MAXIMUM      AMOUNT OF
     TITLE OF EACH CLASS OF        AMOUNT TO BE    OFFERING PRICE    OFFERING AGGREGATE    REGISTRATION
  SECURITIES TO BE REGISTERED       REGISTERED        PER SHARE            PRICE               FEE*
---------------------------------------------------------------------------------------------------------

Common Stock, $.01 par value....      720,000          $10.00            $7,200,000           $2,002

=========================================================================================================


         *  Previously paid.

                            -------------------------

         The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the SEC is effective. This prospectus is not an offer to but these securities in any state where the offer or sale is not permitted.


PROSPECTUS


         THIS PRELIMINARY PROSPECTUS IS NOT YET COMPLETE. MARCH 23, 1999


                         FIRST CAPITAL BANCSHARES, INC.



                           [INSERT COMPANY LOGO HERE]


                         720,000 Shares of Common Stock
                                $10.00 per share

                         -------------------------------


         We are offering shares of common stock of First Capital Bancshares, Inc. to fund the start-up of a new bank named First Capital Bank. We will be the sole owner of First Capital Bank, which will be headquartered in Marlboro County, South Carolina. We expect the bank to open in the second quarter of 1999. First Capital Bank will provide a full range of commercial and consumer banking services to individuals and small- to medium-sized businesses. This is our first offering of stock to the public and there is no public market for our shares. The shares will not be listed on Nasdaq or any national exchange.

         The shares will be sold primarily by our sales agent, Banc Stock Financial Services, Inc., and by our officers and directors. The sales agent has agreed to use its best efforts to sell the shares offered, but must sell a minimum of 500,000 shares if it sells any. The offering is scheduled to end on June 15, 1999, but we may extend the offering until January 31, 1999, at the latest. The minimum purchase requirement is 100 shares.

         We will place all the money we receive in the offering with an independent escrow agent who will hold the money until we sell at least 500,000 shares and we receive preliminary approval from our bank regulatory agencies for the new bank. If we do not meet these conditions before the end of the offering period, we will return all funds to the subscribers with interest earned.


         This table summarizes the offering. It shows the maximum commissions we expect to pay to the sales agent.

        ===========================================================================================

                                              Per Share      Minimum Total          Maximum Total
                                              ---------      -------------          -------------
                                                            (500,000 Shares)       (720,000 Shares)
                                                            ----------------       ----------------

        Public Offering Price................  $10.00          $5,000,000             $7,200,000

        Sales Agency Commissions.............    0.70             315,160                469,160

        Proceeds to First Capital............    9.30           4,684,840              6,730,840

        ===========================================================================================



         THIS IS A RISKY INVESTMENT. IT IS NOT A DEPOSIT OR AN ACCOUNT AND IS NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. YOU SHOULD NOT INVEST IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT. SOME OF THE RISKS OF THIS INVESTMENT ARE DESCRIBED UNDER THE HEADING "RISK FACTORS" BEGINNING ON PAGE 6.


         NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             [BANC STOCK LOGO HERE]

                                 March___ , 1999

                         FIRST CAPITAL BANCSHARES, INC.



[A map of South Carolina, highlighting the Bennettsville area, and an architect's rendering of the main office of the bank is included here.]

                                     SUMMARY


         We encourage you to read the entire prospectus carefully before investing. See page 5 for instructions on how to subscribe for shares.

GENERAL

         First Capital Bancshares is raising capital in this offering to open First Capital Bank. First Capital Bancshares was organized by the following Marlboro County area business leaders who will also make up its board of directors:

             Shoukath Ansari                             Lee Howell
             Wylie Cartrette                             Paul Rush
             J. Aubrey Crosland                          Lee C. Shortt
             Glenn Dowdy                                 Dale Hutchins

         First Capital Bank will be a new locally owned and operated bank in Marlboro County, South Carolina. Our initial office will be in Bennettsville, South Carolina. We also plan to open a branch in McColl, South Carolina and are considering a second branch in the neighboring town of Laurinburg, North Carolina. The bank will be a federal thrift and its deposits will be insured by the FDIC. We expect to open the bank for business in the second quarter of 1999. Our principal executive offices are located at:

                                207 Highway 15/401 Bypass East
                                Bennettsville, South Carolina 29512
                                Telephone: (843) 454-9337
                                Fax: (843) 454-9338



MARKET STRATEGY

         Most of the banks currently located in the Marlboro County area of South Carolina are branches of large regional and national banks. We believe there is demand for a new local bank. To capitalize on this demand, we will emphasize our local ownership and management and our strong ties to the community. We plan to concentrate primarily on individuals and small- to medium-sized businesses. We will offer general commercial and consumer banking services with a focus on personalized service and on building long-term customer relationships. As a federal thrift, we will also have the ability to offer other products and services. Although initially we plan to limit our activities to traditional banking, we may consider offering products such as property and casualty insurance in the future.

MANAGEMENT

         Our experienced management team consists of the following individuals:

- Lee C. Shortt will be the chairman and chief executive officer of First Capital Bancshares. Mr. Shortt has lived in Bennettsville for over 20 years and is the president of Shortt Auction and Realty Co., which he founded in 1975.

- James Aubrey Crosland will be president of both First Capital Bancshares and First Capital Bank. Mr. Crosland is a native of Bennettsville and has 25 years of bank experience. He was most recently the financial manager for Marlboro Constructors, Inc. before leaving to focus on the organization of First Capital Bank. Mr. Crosland's other experience includes serving as the Pee Dee area executive for Carolina First Bank, community banking director for NationsBank in neighboring Florence, South Carolina, city executive for Carolina Bank & Trust in Bennettsville, operations officer and commercial lender for First National Bank of South Carolina in Bennettsville, and credit manager at Wachovia.

- Randy McDonald will be the chief executive officer and chief lending officer of First Capital Bank. Mr. McDonald has been in banking since 1979, most recently serving as the loan and asset management officer of the Citizens Bank and the city executive in the Lake City, South Carolina office of Carolina First Bank.

- John M. Digby will serve as chief financial officer for both First Capital Bancshares and First Capital Bank. Mr. Digby has 27 years of banking experience and 10 years' experience as the chief financial officer of community banks in Georgia and Clemson, South Carolina. He was most recently a vice president of Community Capital Corporation in Greenwood, South Carolina.


OBTAINING REGULATORY APPROVAL AND OPENING THE BANK


         We have submitted an application to the Office of Thrift supervision which must be approved before we can open First Capital Bank. We anticipate receiving conditional approval in the second quarter of 1999. We have already received conditional approval for deposit insurance from the FDIC. In order to open for business, we anticipate that these agencies will require that the bank have at least $4.5 million in starting capital.

USE OF PROCEEDS FROM THE OFFERING

         We hope to sell between 500,000 and 720,000 shares in this offering at a price of $10.00 per share to raise between $5 million and $7.2 million. Our directors have already purchased 30,000 shares of common stock at this price, and intend to purchase at least 55,200 additional shares in this offering.

         We will use the first $4.5 million raised in the offering, and 25% of the amount raised in excess of $4.5 million, to provide the initial capital for First Capital Bank. We will use the remaining proceeds to pay the cost of organizing First Capital Bancshares, the expenses of this offering, and to provide general working funds for First Capital Bancshares.


         First Capital Bank intends to use the $4.5 million it receives from First Capital Bancshares for expenses incurred to organize and open the bank, for purchase, renovation and furnishing of the bank's initial offices, and for general working funds, including paying the salaries of officers and employees and making loans and investments.

WE DO NOT PLAN TO PAY DIVIDENDS


         We do not plan to pay dividends in the near future. Because we are a start-up enterprise, we will use all earnings to fund our ongoing operation and the growth of the business.


WE WILL HOLD THE SUBSCRIPTION FUNDS IN ESCROW


         Because we cannot open the bank without regulatory approvals, we will place all the proceeds from outside investors in this offering with an independent escrow agent. The escrow agent will hold these funds until we raise a minimum of $5 million and obtain preliminary regulatory approval from the Office of Thrift Supervision to open the bank. We expect to receive this approval in the second quarter of 1999. We currently intend to close the offering on June 15, 1999, but may extend the offering up to January 31, 1999. If we fail to meet these conditions by the close of the offering, our escrow agent will promptly refund your subscription in full with interest earned. Even if we meet these conditions and release the proceeds from escrow, we will return your subscriptions in full with interest if we fail to open the bank for any reason. In these events, we will use the investments by our founding shareholders to pay expenses and liquidate the company.


WE WILL USE A SALES AGENT TO SELL SHARES IN THE OFFERING

         We have engaged Banc Stock Financial Services Inc., a subsidiary of The Banc Stock Group, Inc., as our sales agent to sell shares in the offering. The sales agent has agreed to use its best efforts to sell the shares offered, but must sell at least 500,000 shares in order to sell any. We have agreed to pay the sales agent a 2.5% commission on shares sold in the offering to our founding directors, a 6.5% commission on shares sold to investors which we identify (up to 200,000 shares), and a 7.0% commission on shares sold to the public. This will result in fees and commissions of approximately $315,000 on the minimum of 500,000 shares and $470,000 on the maximum of 720,000 shares. We will also reimburse the sales agent for its costs and expenses up to an additional $60,000.

HOW TO SUBSCRIBE


         If you wish to subscribe for shares you should:

         1. Complete, date, and execute the stock order form delivered with this prospectus;

         2. Make a check, bank draft, or money order payable to The Banker's Bank, Escrow Account for First Capital Bancshares, Inc., in the amount of $10.00 multiplied by the number of shares for which you subscribed; and

         3. Deliver the completed subscription agreement and check to the sales agent at the following address:

                           Banc Stock Financial Services, Inc.
                           1105 Schrock Road
                           Suite 437
                           Columbus, OH  43229
                           Attention: Ms. Lisa R. Hunter, Executive Vice President/Compliance Officer

                  or to the Escrow Agent at the following address:

                           The Bankers Bank
                           2410 Paces Ferry Road
                           600 Paces Summit
                           Atlanta, GA 30339-4098
                           Attention: Mr. William R. Burkett, Senior Vice President

         If you have any questions about the offering or how to subscribe, please call Mr. Crosland at (843) 454-9337 or Mr. Edward Schmidt or Ms. Hunter at Banc Stock Financial Services, Inc. at (800) 347-2265. You should retain a copy of the completed subscription agreement for your records. The subscription price is due and payable when the subscription agreement is delivered.








         NOTE REGARDING FORWARD LOOKING STATEMENTS: This prospectus contains certain "forward-looking statements" concerning First Capital Bancshares and First Capital Bank and their operations, performance, financial conditions, and likelihood of success. These statements are based on many assumptions and estimates. Our actual results will depend on many factors about which we are unsure, including those discussed above. Many of these risks and factors are beyond our control. The words "may," "would," "could," "will," "expect," "anticipate," "believe," "intend," "plan," and "estimate," as well as similar expressions, are meant to identify such forward-looking statements.

                                  RISK FACTORS


         Investing in First Capital Bancshares common stock involves risks. Our stock is not a deposit or an account and is not insured by the FDIC or any other government agency. We are a new company and may not succeed due to many factors. You should not invest in the common stock unless you can afford to lose your entire investment. Before investing, we encourage you to read this entire prospectus, including the following risk factors.

WE ARE A NEW BUSINESS AND CANNOT PREDICT WHETHER WE WILL BE SUCCESSFUL.

         Neither First Capital Bancshares nor First Capital Bank has any operating history. The operations of new businesses are always risky. Because First Capital Bank has not yet opened, we do not have historical financial data and similar information that would be available for a financial institution that has been operating for several years. We cannot predict whether we will be successful.

WE EXPECT TO INCUR LOSSES FOR AT LEAST TWO YEARS AND CANNOT PREDICT WHEN OR IF WE WILL BECOME PROFITABLE.

         In order for us to become profitable, we will need to attract a large number of customers to deposit and borrow money. It will take time for us to produce revenue. We expect to incur large initial expenses and therefore incur losses. We may not be profitable for several years, if ever. Through December 31, 1998, we had incurred a net loss of $163,490. Prior to opening we expect to incur losses in excess of $300,000. Although we expect to become profitable in our second year, it is possible that we may never become profitable and that you will lose part or all of your investment.

WE CANNOT OPEN THE BANK FOR BUSINESS UNTIL WE RECEIVE REGULATORY APPROVALS WHICH ARE AT THE DISCRETION OF OUR REGULATORY AGENCIES.

         We cannot begin operations until we receive all required regulatory approvals. We will not receive these approvals until we satisfy certain rules and requirements for new banks imposed by state and federal regulatory agencies. We believe one requirement will be that we have at least $4.5 million to capitalize the bank. We expect to satisfy these requirements and obtain all necessary approvals by the second quarter of 1999, but it may take longer. We cannot open the bank without regulatory approvals. To reduce the risks to subscribers in this offering we will place all proceeds from outside investors with an independent escrow agent as described in the summary above.

WE WILL DEPEND HEAVILY ON MR. SHORT, MR. CROSLAND, MR. MCDONALD AND MR. DIGBY, AND OUR BUSINESS WOULD SUFFER IF SOMETHING WERE TO HAPPEN TO ANY OF THEM OR IF ANY OF THEM WERE TO LEAVE.

         We will depend heavily on the senior management to make the bank successful. In particular, we will depend on Mr. Short, Mr. Crosland, Mr. McDonald, and Mr. Digby. These individuals will provide valuable services to us, and each would be difficult to replace. The loss of one or more of the senior management team could impair our ability to succeed. We have an employment agreement with each of Messrs. Crosland, McDonald, and Digby, and we carry $1,000,000 of life insurance payable to the bank on Mr. Crosland.

THE OFFERING PRICE OF $10.00 WAS DETERMINED ARBITRARILY AND IT WILL FLUCTUATE ONCE THE SHARES BECOME FREELY TRADED AFTER THE OFFERING.

         Because we are a start-up company and have no historical operations on which to base the offering price, the market price of the stock after the offering may be more susceptible to fluctuations than it otherwise might be. The market price will be affected by our operating results, which could fluctuate greatly. These fluctuations could result from expenses of operating and expanding First Capital Bank, trends in the banking industry, economic conditions in our market area, stock market fluctuations, and other factors which are beyond our control. If our operating results are below expectations, the market price of the common stock would probably fall.

WE WILL NOT HAVE A LARGE NUMBER OF SHAREHOLDERS OR A LARGE NUMBER OF SHARES AVAILABLE AFTER THE OFFERING, WHICH MAY LIMIT YOUR ABILITY TO SELL OR TRADE THE SHARES AFTER THE OFFERING.

         There is currently no market for our common stock. We will not be listed on Nasdaq or any national stock exchange. After the offering, we anticipate that at least two broker-dealers will attempt to match buy and sell orders for our common stock on the Over-the-Counter Bulletin Board and that bid and ask quotations on our stock will be displayed on the Electronic Pink Sheet System. However, we do not expect a liquid market for our common stock to develop for several years, if at all. A public market having depth and liquidity depends on having enough buyers and sellers at any given time. Because this a relatively small offering, we do not expect to have enough shareholders or outstanding shares to support an active trading market in the foreseeable future.

WE WILL FACE STRONG COMPETITION FOR CUSTOMERS FROM LARGER AND MORE ESTABLISHED BANKS WHICH COULD PREVENT US FROM OBTAINING CUSTOMERS AND MAY CAUSE US TO HAVE TO PAY HIGHER INTEREST RATES TO ATTRACT CUSTOMERS.

         There is strong competition for customers from existing banks and other types of financial institutions in the Marlboro County area and elsewhere. Some of these competitors have been in business for a long time and have already established their customer base and name recognition. Most are larger than we will be and have greater financial and personal resources than we will have. Some are affiliated with large regional and national banks, like Carolina First and Wachovia, and offer services that we either do not expect to provide or will not provide for some time, such as extensive and established branch networks and trust services. Because of this competition we may have to pay higher rates of interest to attract deposits. This would increase our costs and make it more difficult to be profitable.

A LOCAL OR NATIONAL ECONOMIC DOWNTURN COULD REDUCE OUR CUSTOMER BASE, OUR LEVEL OF DEPOSITS, AND DEMAND FOR FINANCIAL PRODUCTS SUCH AS LOANS.

         We will operate in Marlboro County, South Carolina. An economic downturn in the area would hurt our business. The county's population has dropped slightly in the last 7 years, and a continuation or acceleration of this trend could cause a drop in business opportunities for the bank. Additionally, the per capita income for the area was generally low at $11,326, indicating that an economic downturn could affect Marlboro County to a greater extent than other areas of South Carolina or the United States in general.

AS A BANK, OUR PROFITABILITY DEPENDS ON THE INTEREST RATES WHICH WE PAY ON DEPOSITS AND COLLECT ON LOANS. INTEREST RATES HAVE HISTORICALLY VARIED GREATLY AND WE CANNOT PREDICT OR CONTROL THEM.

         Our profitability depends on our net interest income and net interest spread. Net interest income is the difference between the income we earn on assets and the interest we pay on deposits and other borrowings. Net interest income is largely determined by our net interest spread, which is the difference between the rates we receive on loans and investments and the rates we pay for deposits and other borrowings. Our net interest income and net interest spread will depend on many factors that we cannot control. These factors include competition, government economic and monetary policies, and national and local economic conditions. For example, in a growing economy, interest rates we earn on loans may drop, while rates we pay on deposits may remain stable, causing a decrease in our interest rate spread and our net interest income. Although we will try to minimize our exposure to interest rate risk, we cannot eliminate it.

WE WOULD SUFFER LOSSES IF OUR BORROWERS DEFAULT ON THEIR LOANS.

         There are risks inherent in making all loans, and the risks of loan defaults by borrowers is unavoidable in the banking business. These risks include:
         -        Risks caused by the length of the loan repayment period.
                  Longer repayment periods carry higher risk because of increased uncertainty about the future.

         - Risks caused by concentrations in types of loans. For instance, a high percentage of home mortgage loans would be susceptible to a risk of a drop in the value of real estate.
         - Risks caused by changes in the local or national economy or a downturn for particular industries.
         -        Risks of nonpayment by individual borrowers.
         - Risks resulting from uncertainties about the future value of collateral used to secure our loans.

         Because we will be smaller than most of our competitors, our loan portfolio will not be as diverse, and these risks will be greater. We will try to limit our exposure to these risks through prudent lending practices and by carefully monitoring the amount of loans we make within specific industries, but we cannot eliminate these risks. Substantial credit losses would result in a decrease of our net income or an increase in our net losses, and could cause a reduction in the amount of our bank's capital.


WE MAY NOT BE ABLE TO COMPETE WITH OUR LARGER COMPETITORS FOR LARGER CUSTOMERS BECAUSE OUR LENDING LIMITS WILL BE LOWER THAN THEIRS.

         The amount we can loan a single borrower will be limited to 15% of our capital. We expect that our initial lending limit will be approximately $675,000 immediately following the offering. To the extent we lose money following the offering, our capital will decrease and our lending limits will also decrease. Our lending limit will be significantly less than the limit for most of our competitors and may affect our ability to seek relationships with larger businesses in our market area. We intend to accommodate larger loans by selling participations in those loans to other financial institutions, but we may not be successful.

WE HAVE IMPLEMENTED ANTI-TAKEOVER DEVICES WHICH COULD PREVENT ANOTHER COMPANY FROM PURCHASING US, EVEN THOUGH SUCH A PURCHASE MAY INCREASE SHARE VALUE.

         In many cases, shareholders would receive a premium for their shares if we are purchased by another company. However, state and federal law and our articles of incorporation and bylaws make it difficult for anyone to purchase First Capital without approval of our board of directors.

         In addition, under South Carolina law no other financial institution may acquire control of First Capital until First Capital has been in existence for at least five years. For a discussion of some of these provisions, please see "Description of Capital Stock - Antitakeover Effects" on page 32.

IT IS POSSIBLE THAT OUR COMPUTER SYSTEMS OR THOSE OF OUR PROCESSING VENDORS OR LOAN CUSTOMERS COULD FAIL TO OPERATE ON JANUARY 1, 2000.

         Like many financial institutions, we will rely upon computers for conducting our business and for information systems processing. There is concern among industry experts that on January 1, 2000, computers will be unable to read or interpret the new year and there may be widespread computer malfunctions. We will generally rely on software and hardware developed by independent third parties for our information systems. We will require warranties about year 2000 compliance from all third party hardware and software system providers we use. We believe that our internal systems and software, including our network connections, will be programmed to comply with year 2000 requirements, although there is a risk they may not. Based on information currently available, we believe that we will not incur significant expenses in connection with the year 2000 issue.

         The year 2000 issue may also negatively affect the business of our customers. We intend to include year 2000 readiness in our lending criteria to minimize this risk. However, we cannot be certain that this will address the issue and any financial difficulties our customers' experience caused by year 2000 issues could impair their ability to repay loans to the bank. For more information on year 2000 issues please refer to page 19.

                                  THE OFFERING

GENERAL

         We are offering for sale a minimum of 500,000 shares and a maximum of 720,000 shares of our common stock at a price of $10.00 per share to raise gross proceeds of between $5 million and $7.2 million. The minimum purchase for any investor, together with the investor's affiliates, is 100 shares and the maximum purchase is 5% of the offering unless we accept a subscription for more or less.


         Prior to this offering, the organizers purchased 30,000 shares of common stock at $10.00 per share to fund the organization of First Capital Bancshares and First Capital Bank. The organizers and their immediate families intend to purchase at least 55,200 additional shares of common stock in this offering, for a total investment of 85,200 shares and $852,000. As a result, the organizers will own approximately 16.1% of the outstanding common stock if we sell the minimum number of 530,000 shares in the offering and 11.4% of the outstanding common stock if we sell the maximum number of 750,000 shares in the offering. Although they have not promised to do so, the organizers and affiliates of the sales agent may purchase additional shares in the offering, up to 100% of the minimum offering if necessary to complete the offering. All of these individuals purchased shares for investment and not with the intent to resell. Because purchases by these organizers and sales agent may be substantial, you should not assume that the sale of the minimum offering amount indicates the merits of this offering or that their investment decision is shared by public investors.

         We will accept subscriptions to purchase shares until midnight, eastern standard time, on May 15, 1999, unless we sell all of the shares earlier or otherwise terminate or extend the offering. See "Conditions to the Offering and Release of Funds" below. We reserve the right to terminate the offering at any time, or to extend the expiration date through December 31, 1999. Although we are not required to give you prior written notice of an extension of the offering period, we expect to communicate quarterly with subscribers and notify them of extensions. If the offering is extended, subscriptions we have already accepted will still be binding. Once we become subject to the reporting requirements of the Securities Exchange Act of 1934, we will file quarterly reports on Form 10-Q and will make such documents available to shareholders who request a copy. Extension of the expiration date may increase our organizational and pre-opening expenses and the expenses of this offering.

         Subscriptions will be binding on subscribers once we accept them and may not be revoked without our consent. We reserve the right to cancel accepted subscriptions at any time and for any reason until the proceeds of this offering are released from escrow. We may reject all or part of any subscription. We may allocate shares among subscribers if the offering is oversubscribed. In determining which subscriptions to accept we may take into account any factors we consider relevant, including:

         -        the order in which subscriptions are received,
         - a subscriber's potential to do business with or to direct customers to us, and
         -        our desire to have a broad distribution of stock ownership.

If we reject any subscription, or accept a subscription but subsequently cancel all or part of it, we will promptly refund the amount remitted for the portion of the subscription rejected or canceled, with interest earned. We will issue certificates for shares which have been subscribed, accepted and paid for promptly upon the satisfaction of the offering conditions and release of the escrowed funds.

CONDITIONS TO THE OFFERING AND RELEASE OF FUNDS

         Initially, we will place all subscription proceeds we receive in an escrow account maintained by an independent escrow agent. The escrow agent will not release these funds and we will not issue any shares in the offering until we meet all of the following conditions:

         - We have accepted subscriptions and payment in full for a minimum of 500,000 shares (which will result in gross offering proceeds in excess of $5 million).
         - We have obtained preliminary approval from the Office of Thrift Supervision to acquire the stock of First Capital Bank.
         - The bank has received preliminary approval of its application for a charter from the Office of Thrift Supervision.


         If First Capital Bancshares terminates the offering prior to satisfaction of these conditions or if the conditions are not satisfied prior to the expiration of the offering, which would be December 31, 1999, at the latest, then:

         - We will cancel all subscription agreements and subscribers will not receive shares or become shareholders of First Capital Bancshares.
         - The funds held in the escrow account will not be subject to the claims of any creditor of First Capital Bancshares or available to defray the expenses of this offering.
         - We will return full amount of all subscription funds promptly with interest earned.


         The escrow agent has not investigated or passed upon the merits of an investment in our stock. The escrow agent will invest subscription funds at our direction in interest-bearing savings accounts, short-term United States Treasury securities, FDIC-insured bank deposits, or such other investments as we agree on with the escrow agent. We do not intend to invest the subscription proceeds held in escrow in instruments that would mature after the expiration date of the offering.

         Even if the funds are released from escrow, if we do not receive final regulatory approval or do not open the bank for any other reason, we will return your subscriptions in full, together with any interest actually earned on the subscriptions while they were held in escrow. We will use the investments by our founding shareholders to pay expenses and then liquidate the company.



PLAN OF DISTRIBUTION

         We have entered into an sales agency agreement with Banc Stock Financial Services, Inc., a subsidiary of The Banc Stock Group, Inc. The sales agent has agreed to use its best efforts to sell between 500,000 and 720,000 shares of common stock to the public at the offering price. The sales agent may not sell any shares unless it can sell at least 500,000 shares. The sales agent will receive a 2.5% commission on shares sold in the offering to the organizers, a 6.5% commission on shares sold in the offering to certain investors identified by the organizers (up to 200,000 shares), and a 7.0% commission on other shares sold in the offering. The sales agent did not receive any commission on the 30,000 shares purchased by the organizers prior to the offering. First Capital will also pay the sales agent's expenses in the offering, up to a maximum of $35,000, and its legal fees up to $25,000. The sales agent may select to sell shares through other dealers who are members of the National Association of Securities Dealers, Inc.

         The sales agent has the right to terminate the sales agency agreement under some circumstances, for example, if the sales agent believes that there is not a favorable public market for the sale of the shares. If the sales agent terminates the sales agency agreement, we may sell the shares ourselves through our officers and directors, or we may engage one or more other broker/dealers. We do not currently have arrangements with any other broker/dealers. Until we have sold the minimum number of shares, we will promptly forward all funds we receive from the sale of shares to the escrow agent.

         The sales agency agreement provides for reciprocal indemnification between us and the sales agent against certain liabilities in connection with this offering, including liabilities under the securities laws. The SEC has advised us that it believes that such indemnification is against public policy and may be unenforceable. We have also granted the sales agent a right of first refusal to serve as managing underwriter on any future financing or to act as an adviser on any merger or similar transaction occurring within one year after this offering. In any such transaction, we will agree on compensation that is reasonable and customary within the industry.

                             MARKET FOR COMMON STOCK

         As of the date of this prospectus, there is no public market for the shares. Following the offering, we intend that the common stock be quoted on the OTC Bulletin Board under the trading symbol "_____", and the sales agent intends to act as a "market maker" in the common stock. However, we do not anticipate that an active market will develop for the shares anytime soon. Making a market in securities involves maintaining bid and ask quotations and being able, as principal, to effect transactions in reasonable quantities at those quoted prices, subject to various securities laws and other regulatory requirements. The development of a public trading market depends on the existence of an adequate number of willing buyers and sellers. We will have a relatively small number of shareholders and shares outstanding and therefore may not have an adequate number of buyers and sellers at any time. Based on our discussions with the sales agent, we expect that a secondary market may eventually develop for the shares, but we cannot be sure.


         In general, if a secondary market does develop, the shares will be freely transferable and assignable, and nonaffiliate shareholders may sell any number of shares in such secondary market. Shareholders who are affiliates, including officers, directors and 10% shareholders, will have certain restrictions on their ability to resell shares imposed by the securities laws. See "Description of the Capital Stock of First Capital Bancshares - Shares Eligible for Future Sale" on page 33. In addition, we cannot assure you that the market makers will continue to maintain the secondary market indefinitely. This will depend on many factors, including those beyond our control such as the volume of activity in the secondary market.


         We have agreed with the sales agent not to sell any shares for a period of six months after the date of this prospectus without the sales agent's prior written consent. The sales agent anticipates that its affiliates will purchase up to 9.9% of shares at the public offering price for their own accounts.

                                 USE OF PROCEEDS


         We expect to raise between $5 million and $7 million in this offering. The two tables on the next page summarize our anticipated use of the funds, or proceeds, which we receive in this offering. These figures are estimates and projections based on information currently available. Actual numbers will vary, possibly quite a bit. We believe that the minimum proceeds of $5 million from the offering will satisfy the cash requirements for the first three years for both First Capital Bancshares and First Capital Bank, but we cannot be sure. Because this is a new enterprise, we cannot predict our future revenue or cash flow or whether it will be sufficient to sustain continued operation. Therefore, we do not know how much money we will actually spend or need. To date our expenses have been funded by the initial $300,000 investment of the organizers and by a line of credit with The Bankers Bank guaranteed by the organizers.


USE OF FUNDS BY FIRST CAPITAL BANCSHARES

         The following table shows the anticipated use of proceeds by First Capital Bancshares based on the sale of the minimum number and maximum number of shares in this offering. The investment in First Capital Bank will be $4.5 million plus 25% of the amount by which the net proceeds of the offering exceed $4.5 million. Net proceeds are the proceeds of the offering less our sales commissions and offering expenses.

                                                                           Minimum             Maximum
                                                                           Offering            Offering
                                                                        500,000 Shares      720,000 Shares
                                                                        --------------      --------------

       Gross proceeds from offering..................................   $    5,000,000      $    7,200,000
       Sales Agent's commission......................................         (315,160)           (469,160)
       Expense of organizing First Capital Bancshares................          (23,000)            (23,000)
       Offering expenses.............................................         (127,000)           (127,000)
       Investment in capital stock of First Capital Bank.............   $   (4,500,000)     $   (5,025,960)
                                                                        --------------      --------------
       Remaining proceeds............................................   $       25,840      $    1,434,340
                                                                        ==============      ==============


BY FIRST CAPITAL BANK

         The following table shows the anticipated use of proceeds by First Capital Bank. All proceeds received by First Capital Bank will be in the form of an investment by First Capital Bancshares in First Capital Bank's capital stock. We have already purchased the bank site with a loan from The Bankers Bank for $350,000. We will use proceeds of the offering to repay such loan.

                                                                           Minimum             Maximum
                                                                           Offering            Offering
                                                                        500,000 Shares      720,000 Shares
                                                                        --------------      --------------

       Investment from First Capital Bancshares......................   $    4,500,000      $    5,025,960
       Organizational and pre-opening expenses of First Capital
       Bank..........................................................         (300,000)           (300,000)
       Furniture, fixtures and equipment.............................         (344,000)           (344,000)
       Purchase of temporary facilities..............................          (74,000)            (74,000)
       Purchase of bank site and offices.............................         (350,000)           (350,000)
       Renovation of bank offices....................................   $     (475,000)     $     (475,000)
                                                                        --------------      --------------
       Remaining proceeds............................................   $    2,957,000      $    3,482,960
                                                                        ==============      ==============

                                 CAPITALIZATION

         The following table shows First Capital Bancshares' capitalization as of December 31, 1998, and the pro forma consolidated capitalization of First Capital Bancshares and First Capital Bank, as adjusted to give effect to the sale of the minimum and maximum number of shares in this offering. The bank has targeted the second quarter of 1999 for opening First Capital Bank. "Additional paid-in capital" shown in the "As Adjusted" columns was calculated by subtracting the estimated expenses of the offering, including sales agent commissions, and legal, accounting, printing and other expenses. We estimate these expenses to be approximately $442,160 in the minimum offering and $596,160 in the maximum offering. The "Deficit accumulated in the pre-opening stage" reflects actual expenses incurred through December 31, 1998, and the "As Adjusted" columns reflect expenses estimated to be incurred to organize and prepare to open First Capital Bancshares and First Capital Bank. Refer to "Use of Proceeds" above for more information about these expenses. Please note that you are likely to experience additional dilution due to operating losses expected to be incurred during the initial years of First Capital Bank's operations.



                                                                                                As Adjusted    As Adjusted
                                                                                                    for            For
                                                                                                  Minimum        Maximum
                                                                         December 31, 1998        Offering       Offering
                                                                         -----------------        --------       --------
SHAREHOLDERS EQUITY:

  Common Stock, par value $.01 per share; 10,000,000 shares
  authorized; 30,000 shares issued and outstanding; 530,000 shares issued and outstanding as adjusted (minimum offering); 750,000
  shares issued and outstanding (maximum offering)....................             300                5,300          7,500

  Preferred Stock, par value $.01 per share; 10,000,000 shares
  authorized; no shares issued and outstanding........................               0                    0              0

  Additional paid-in capital..........................................         299,700            4,852,540      6,896,340

  Deficit accumulated during the pre-opening stage....................        (163,490)            (323,000)      (323,000)
                                                                            ----------         ------------   ------------

     Total shareholders' equity ......................................      $  136,510         $  4,534,840   $  6,580,840
                                                                            ==========         ============   ============


                                 DIVIDEND POLICY


         We do not expect to pay any dividends in the near term, and may never pay dividends. Initially we plan to retain earnings and use them to operate and expand the business. As First Capital Bancshares will initially act primarily as a holding company for First Capital Bank and will not generate any independent revenue, First Capital Bancshares' ability to pay dividends will depend on the payment of dividends by First Capital Bank. In order to pay dividends to First Capital Bancshares, First Capital Bank must comply with the requirements of all applicable laws and regulations. See "Supervision and Regulation - Capital Requirements" on page 21 and "Supervision and Regulation - Dividends" on page
23. In addition to the availability of funds from First Capital Bank, the future dividend policy of First Capital Bancshares is subject to the discretion of the board of directors and will depend upon a number of factors, including future earnings, financial condition, cash needs, and general business conditions.

                     PROPOSED BUSINESS AND PLAN OF OPERATION

ORGANIZATION AND GENERAL OPERATION

         We incorporated First Capital Bancshares as a South Carolina corporation in June 1998, primarily to own and control all of the capital stock of First Capital Bank. First Capital Bancshares initially will engage only in the business of owning and managing First Capital Bank. As discussed below, we have applied for a federal savings bank, or thrift, charter for the bank. As a federally chartered savings bank, First Capital Bank will have general authority to originate and purchase loans secured by real estate, secured or unsecured loans for commercial, corporate, business, or agricultural purposes, and loans for personal, family, or household purposes. We will emphasize retail banking, home mortgages, real estate loans, and consumer lending needs. We will not be permitted to make non-real estate commercial purpose loans that exceed 20% of the assets of the bank or non-real estate consumer purpose loans that exceed 35% of the assets of the bank. While not restricted by law, we expect initially to limit our lending activities primarily to Marlboro County and the surrounding communities, including the neighboring towns of McColl, South Carolina and Laurinburg, North Carolina.

         The thrift charter will allow First Capital Bank to operate in all 50 states and to branch into any county in the state of South Carolina without any additional regulatory approval. The thrift charter will also give First Capital Bancshares more flexibility to pursue strategic opportunities to grow its customer base and to create cross-selling opportunities to those same customers.

         We have chosen a holding company structure under which First Capital Bancshares will own all of the capital stock of First Capital Bank. We believe the holding company structure will provide flexibility that would not otherwise be available to the bank alone, including the ability to acquire other financial institutions and the ability to provide other non-banking services such as insurance. We do not have any current plans to this effect.

REGULATORY APPROVALS REQUIRED TO OPEN THE BANK

         We filed an application with the Office of Thrift Supervision on August 4, 1998 to charter First Capital Bank as a federal savings bank. The issuance of a charter will depend, among other things, upon compliance with certain legal requirements that may be imposed by the Office of Thrift Supervision, including capitalization of the bank with a minimum amount of capital which we believe will be $4.5 million. Additionally, we must obtain the approval of the Office of Thrift Supervision for First Capital Bancshares to become a thrift holding company before acquiring the capital stock of First Capital Bank. We also filed an application with the FDIC for deposit insurance for the bank and obtained preliminary approval of this application on February 5, 1999. We expect to receive all other regulatory approvals by the second quarter of 1999, but cannot be sure that we will receive approval by then, or ever.

OFFICES, FACILITIES AND SERVICE AREA

         Our office is currently located in a modular bank unit at 207 Highway 15/401 Bypass East, in Bennettsville, South Carolina, at the site of a former Shoney's restaurant. We purchased this property for $350,000 on March 1, 1999, with a loan from The Bankers Bank for $335,000. This loan has a term of one year and carries interest at the prime rate minus 1%. We intend to repay this loan from the proceeds of the offering.

         We will renovate the existing 5,200 square foot building for use as our principal office and have budgeted $475,000 for that purpose. We intend to commence construction in early 1999 and anticipate that the office will be ready by October 1999. We have contracted with Spectrum Financial Systems, Inc. to purchase the modular bank unit for approximately $100,000. Upon completion of the office space, we will move the temporary unit six miles to McColl, South Carolina to become our first branch. We are also considering opening a branch in neighboring Laurinburg, North Carolina in the near future. We believe that these facilities will adequately serve our needs for the first several years of operation.

         We expect initially to draw virtually all of our business from Marlboro County and the surrounding areas in South Carolina. The county's population had a slight drop in population from 29,361 in 1990 to 29,173 in 1997, making it the 32nd largest county in the state. Per capita income in the county was $11,326 as of 1997.

MARKETING FOCUS

         There are currently seven branches of financial institutions operating in Marlboro County, none of which are locally owned. Most are local branches of large regional banks. Although size gives the larger banks certain advantages in competing for business from large corporations, including higher lending limits and the ability to offer services in other areas of South Carolina and the Marlboro County area, we believe that these banks cannot provide the customer service and individual attention of a locally owned bank. We believe this leaves a void in the market which we hope to fill. As a result, we generally will not attempt to compete for the banking relationships of large corporations, but will concentrate our efforts on building relationships with small- to medium-sized businesses and on individuals.

         We plan to emphasize our local ownership, community based nature, and ability to provide more personalized service than our competition. Our directors, as long-time residents and businessmen in the Marlboro County area, have determined the credit needs of the area through personal experience and communications with their business colleagues. We believe that the proposed focus on the community is likely to succeed in the market and that the area will react favorably to our emphasis on service to small businesses, individuals, and professional concerns.

DEPOSITS

         We intend to offer a full range of deposit services that are typically available in most banks and savings and loan associations, including:

         -        checking accounts,
         -        commercial accounts,
         -        savings accounts, and
         - other time deposits of various types, ranging from daily money market accounts to longer-term certificates of deposit.

We will tailor accounts and time certificates to our principal market area at rates competitive to those offered in the Marlboro County area. In addition, we intend to offer certain retirement account services, such as IRAs. We will solicit these accounts from individuals, businesses, associations, organizations, and governmental authorities.

CAPITALIZATION AND EXPENSES

         As of December 31, 1998, we had total assets of $145,510, consisting of $103,293 in cash, an option on real estate valued at $15,000, and $27,217 in prepaid organizational costs. We incurred a net loss of $163,490 for the period from inception December 19, 1997 through December 31, 1998.


         After we complete the offering and open the bank, we expect we will have incurred the following expenses:

         -        $23,000 in expenses to organize First Capital Bancshares.
         - $155,000 in expenses to organize First Capital Bank, including legal fees for incorporation and legal and consulting fees for obtaining regulatory approval.
         - $145,000 in expenses to open First Capital Bank, including salaries, overhead and other operating expenses.

         -        $127,000 in expenses of the offering.


All expenses will be charged against operating results, except expenses of the offering which will be deducted from the funds received in the offering.

LENDING ACTIVITIES

         General. We intend to offer a range of lending services, including real estate, commercial and consumer loans. We will target individuals and small- to medium-sized businesses and professional concerns that are located in or conduct a substantial portion of their business in our market area. We will initially emphasize retail banking, home mortgages, real estate, and consumer lending needs. We will not be permitted to make non-real estate commercial purpose loans that exceed 20% of the bank's assets or non-real estate consumer purpose loans that exceed 35% of the bank's assets.

         Real Estate Loans. We expect that loan secured by first or second mortgages on real estate will make up a significant portion of the bank's loan portfolio. These loans will generally fall into one of three categories: commercial real estate loans, construction and development loans, or residential real estate loans. Each of these categories is discussed in more detail below, including their specific risks. Home equity loans are not included because they are classified as consumer loans, which are discussed below under a separate heading. Interest rates for all categories may be fixed or adjustable, and will more likely be fixed for shorter term loans. The bank will generally charge an origination fee for each loan.

         The principal economic risk associated with real estate loans is the creditworthiness of the borrowers. Other risks associated with real estate loans vary with many economic factors, including employment levels, strength of local and national economy and fluctuations in the value of real estate. We will compete for these loans with competitors who are well established in the Marlboro County area and have greater resources and lending limits. As a result, we may have to charge lower interest rates to attract borrowers.

         We will require a valid mortgage lien on all real property loans along with a title lien policy which insures the validity and priority of the lien. We will also require borrowers to obtain hazard insurance policies and flood insurance if applicable.

         We will have the ability to originate real estate loans for sale into the secondary market. We may be able to limit our interest rate and credit risk on these loans by locking the interest rate for each loan with the secondary investor and receiving the investor's underwriting approval prior to originating the loan.

         Commercial Real Estate Loans. Commercial real estate loans will generally have terms of five years or less, although payments may be structured on a longer amortization basis. The primary risk associated with commercial real estate loans include the general risk of the failure of each commercial borrower, which will be different for each type of business and commercial entity. We will evaluate each business on an individual basis and attempt to determine its business risks and credit profile. We may or may not be successful. We will attempt to reduce credit risk in the commercial real estate portfolio by emphasizing loans on owner-occupied office and retail buildings where the loan-to-value ratio, established by independent appraisals, does not exceed 80%. We will also generally require that debtor cash flow exceed 120% of monthly debt service obligations. We will typically review of the personal financial statements of the principal owners of each borrower and require their personal guarantees. Such reviews generally reveal secondary sources of payment and liquidity to support a loan request.

         Construction and Development Real Estate Loans. We will offer adjustable and fixed rate residential and commercial construction loans to builders and developers and to consumers who wish to build their own homes. The term of construction and development loans will generally be limited to one year, although payments may be structured on a longer amortization basis. These loans are generally interim loans and are refinanced as general commercial real estate loans upon completion of the project or paid off on the sale of the property. Construction and development loans generally carry a higher degree of risk than long term financing of existing properties. Repayment depends on the ultimate completion of the project and usually on the sale of the property. Risks include:

         -        cost overruns,
         -        mismanaged construction,
         -        inferior or improper construction techniques,
         -        economic changes or downturns during construction,
         -        a downturn in the real estate market,
         - rising interest rates which may prevent sale of the property, and
         -        failure to sell completed projects in a timely manner.

We will attempt to reduce risk by obtaining personal guarantees where possible, and by keeping the loan to value ratio of the completed project below specified percentages. We may also reduce risk by selling participations in larger loans to other institutions when possible.

         Residential Real Estate Loans. Residential real estate loans will generally have longer terms up to 30 years. We will offer fixed and adjustable rate mortgages. Adjustable rate mortgages offer more protection against interest rate fluctuation, but carry other risks because as interest rates increase, the borrower's payments increase, increasing the risk of default. Risks associated with residential real estate loans include:

         - the inability to resell foreclosed real estate in a down market or economy,
         - shifts in the demographics of a given market from residential zonings to commercial,
         - displacement of individual borrowers due to corporate downsizing/loss of income,
         - loss of borrowers jobs due to an overall economic downturn or an economic downturn in a specific industry, and
         -        drops in the real estate market in general.

We will attempt to limit risk by requiring loan to value ratios of 80% or higher, co-signers when we believe it is necessary, and by generally assessing the credit worthiness of each borrower on an individual basis.

         Commercial Loans. We will make loans for commercial purposes in various lines of businesses. Equipment loans will typically have a term of five years or less at fixed or variable rates, be fully amortized over the term, secured by the financed equipment, an have a loan-to-value ratio of 80% or less. Working capital loans will typically have terms of one year or less and will usually be secured by accounts receivable, inventory, or personal guarantees of the principals of the business. Loans secured by accounts receivable or inventory will typically require repayment as the assets securing the loan are converted into cash, and in other cases principal will typically be due at maturity. The principal economic risk associated with each category of anticipated loans, including commercial loans, is the creditworthiness of the borrowers. The risks associated with commercial loans vary with many economic factors, including the economy in the Marlboro County area. The risks associated with commercial loans are generally higher than the risks associated with residential or commercial real estate loans. The well-established banks in the Marlboro County area will make proportionately more loans to medium- to large-sized businesses than we will. Many of our anticipated commercial loans will likely be made to small- to medium-sized businesses which may be less able to withstand competitive, economic, and financial conditions than larger borrowers.

         Consumer Loans. We will make a variety of loans to individuals for personal and household purposes, including secured and unsecured installment and term loans, home equity loans and lines of credit, and revolving lines of credit such as credit cards. These loans will typically carry balances of less than $25,000 and, in the case of non-revolving loans, will either be amortized over a period of 48 months or structured as 90-day term loans. In each case loans will have a fixed interest rate. Revolving loans will typically bear interest at a fixed rate and require monthly payments of interest and a portion of the principal balance. The underwriting criteria for home equity loans and lines of credit will generally be the same as for first mortgage loans, as described above, and home equity lines of credit will typically expire ten years or less after origination. As with the other categories of loans, the principal economic risk associated with consumer loans is the creditworthiness of our borrowers, and the principal competitors for consumer loans will be the established banks in the Marlboro County area.


         Loan Approval and Review. The bank's loan approval policies will assign a different level of lending authority to each officer of the bank. Each officer will have an individual lending limit. When the amount of aggregate loans to a single borrower exceeds that individual officer's lending authority, we will escalate the loan request for approval to an officer with a higher lending limit. We anticipate that the lending limit of the chief executive officer of First Capital Bank will initially be set at $100,000. We will establish an officers' loan committee to consider loans which exceed the lending authority of any individual officer, and a director's loan committee to consider loans which exceed the lending authority of the officer's committee. The bank will not be allowed to make any loans to any of its directors, officers, or employees unless the loan is approved by the bank's board of directors and has terms no more favorable than terms available to a person who is not affiliated with the bank.

         Lending Limits. Federal law imposes a variety of lending limits on the bank. The circumstances of a loan, including the type of loan, the nature of the borrower, and the borrower's relationship to the bank determine the particular lending limits which will be applicable to the loan. In general, the bank will be subject to limits on the amount it can loan to any one borrower. Since the enactment of the Financial Institution Reform Recovery and Enforcement Act in 1989, a savings association generally may not make loans to one borrower and related entities in an amount which exceeds 15% of its unimpaired capital and surplus, although loans in an amount equal to an additional 10% of unimpaired capital and surplus may be made to a borrower if the loans are fully secured by readily marketable securities. Unless the bank is able to sell participations in its loans to other financial institutions, the bank will not be able to meet all of the lending needs of loan customers requiring aggregate extensions of credit above these limits. We do not anticipate that the bank will have an initial loan loss reserve when it commences operations.


OTHER BANKING SERVICES

         We anticipate that the bank will provide other bank services including:

         -        cash management services,
         -        safe deposit boxes,
         -        travelers checks,
         -        direct deposit of payroll,
         -        social security checks, and
         -        automatic drafts for various accounts.

         We plan to become associated with a shared network of automated teller machines that our customers may use throughout Marlboro County and other regions. We believe that an association with a shared ATM network will enable us to better serve our customers and attract customers who are accustomed to the convenience of ATMs. We do not believe that maintaining this association will be critical to our success. We intend to begin offering these services shortly after we open the bank. We also plan to offer MasterCard and VISA credit card services through a correspondent bank as agent. We do not expect the bank to exercise trust powers during its initial years of operation.

COMPETITION

         The banking business is highly competitive. The bank will compete as a financial intermediary with other commercial banks, savings and loan associations, credit unions, and money market mutual funds operating in the Marlboro County area and elsewhere. In 1997, there were more than seven branches of financial institutions operating in Marlboro County, holding over $154,163,000 in deposits. These include branches of Wachovia, First Citizens Bank, Carolina First Bank, and Carolina Bank & Trust. A number of these competitors are well established in the Marlboro County area and throughout the state. Most of them have substantially greater resources and lending limits and offer certain services, such as extensive and established branch networks and trust services, that the we do not expect to provide or do not expect to provide initially. As a result of these competitive factors, the bank may have to pay higher rates of interest to attract deposits.

EMPLOYEES

         We anticipate that, upon opening, the bank will have approximately 10 full-time employees in the modular unit. We estimate that we will increase the number of employees to 14 once the bank moves into its permanent facilities. First Capital Bancshares will not have any employees other than its officers.

LEGAL PROCEEDINGS

         Neither First Capital Bancshares nor First Capital Bank or any of their properties are subject to any material legal proceedings.

YEAR 2000 CONCERNS


         Like many financial institutions, we will rely upon computers for the daily conduct of our business and for information systems processing. There is concern among industry experts that on January 1, 2000, computers will be unable to "read" the new year and there may be widespread computer malfunctions. We will be generally relying on software and hardware developed by independent third parties for our information systems. We are a new company and therefore, despite our reliance upon third parties for many of our information systems, we believe that by following the procedures that are outlined below, we have the ability to ensure that our vendors' computer systems are year 2000 compliant.

         We have entered into an agreement with Fiserv Solutions, Inc. to provide our mission critical hardware and software, and to perform all overnight processing and reconciliation of our daily transaction data. Fiserv is a well established company which provides similar systems and services to thousands of financial institutions in the United States. Fiserv has completed testing the system we will be using with generic data which has been artificially "aged" to simulate all critical year 2000 related dates. We have reviewed these tests and are satisfied that the system tested is similar to ours and that the Fiserv system did not encounter any year 2000 problems. We therefore do not expect to encounter any year 2000 issues in the Fiserv system. Our agreements with Fiserv include warranties that their system is year 2000 compliant in all respects, although the remedies available under such agreements are limited and specifically exclude special, incidental, indirect, and consequential damages.

         We will require all other vendors to provide similar test results and warranties regarding year 2000 compliance. Because we have chosen our information systems and software with the year 2000 in mind, we do not believe we will have any significant expenses associated with that year 2000 separate for the expense of choosing and acquiring these systems. We have hired our accountants to assist us in assessing our year 2000 risks and worst case scenario and to prepare a year 2000 contingency plan to address the possibility that Fiserv or any of our other vendors encounter material problems related to the year 2000. We will complete this analysis before May 30, 1999. We cannot be sure that such plan will mitigate any losses we might have or resolve year 2000 issues which may arise.

         We may also incur losses if our loan customers encounter year 2000 problems which would prevent them from repaying loans. We intend to require certification from each commercial borrower that their systems are year 2000 compliant and that they do not expect to be adversely affected by the year change. Although these certifications will be helpful, it would be very difficult for us to accurately assess the year 2000 readiness of any borrower. We may therefore suffer loan losses from customers who have significant year 2000 problems.

                           SUPERVISION AND REGULATION

         First Capital Bancshares and First Capital Bank are subject to state and federal banking laws and regulations which impose requirements and restrictions on virtually all aspects of operations. These regulations also provide for regulatory oversight of the bank and its operations. These laws and regulations are generally intended to protect depositors, not shareholders. The following summary briefly describes certain statutory and regulatory provisions. These regulations are very complex and we refer you to the particular statutory and regulatory provisions for a thorough understanding. Changes in applicable laws or regulations may have a material effect on our business and prospects. With the enactment of the Financial Institution Report Recovery and Enforcement Act in 1989 and the FDIC Improvement Act in 1991, numerous additional regulatory requirements have been placed on the banking industry in the past several years, and additional changes have been proposed. The banking industry is also likely to change significantly as a result of the passage of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994. We cannot predict the nature or the extent of the effect on our business and earnings of fiscal or monetary policies, economic controls, or new federal or state legislation.

SUPERVISION OF FIRST CAPITAL BANCSHARES

         We will be a registered holding company under the Savings and Loan Holding Company Act set forth in Section 10 of the Home Owners Loan Act of 1933. We will be regulated under such acts by the Office of Thrift Supervision. As a savings and loan holding company, First Capital Bancshares will be required to file an annual report with the Office of Thrift Supervision and such additional information as they may require from time to time. The Office of Thrift Supervision will also conduct periodic examinations of First Capital Bancshares and each of its subsidiaries, including First Capital Bank.


         As a savings and loan holding company owning only one savings institution, First Capital Bancshares will generally be allowed to engage and invest in a broad range of business activities not permitted to commercial bank holding companies or multiple savings and loans holding companies, provided that First Capital Bank continues to qualify as a "qualified thrift lender." See "Qualified Thrift Lender Requirements" on page 24.


         The Savings and Loan Holding Company Act will prohibit First Capital Bancshares from acquiring control of another savings association or another savings and loan holding company without prior approval from the Office of Thrift Supervision. However, savings and loan holding companies are allowed to acquire or to retain as much as 5% of the voting shares of another savings institution or savings and loan holding company without regulatory approval.

         The Office of Thrift Supervision may not approve an acquisition that would result in the formation of certain types of interstate holding company networks. For instance, the Office of Thrift Supervision may not approve an acquisition that would result in the formation of multiple holding companies controlling institutions in more than one state unless each acquisition in each additional state is authorized under Section 13(k) of the Federal Deposit Insurance Act or by the statutes of each state in which the target institutions are located.

SUPERVISION OF FIRST CAPITAL BANK

         General. Subject to receipt of the necessary approvals of its pending applications, First Capital Bank will operate as a federal savings bank incorporated under the laws of the United States. It will be subject to periodic examination by the Office of Thrift Supervision. The Office of Thrift Supervision will regulate or monitor virtually all areas of First Capital Bank's operations, including:

         -        security devices and procedures,
         -        adequacy of capitalization and loss reserves,
         -        loans,
         -        investments,
         -        borrowings,

         -        deposits,
         -        mergers,
         -        issuances of securities,
         -        payment of dividends,
         -        interest rates payable on deposits,
         -        interest rates or fees chargeable on loans,
         -        establishment of branches,
         -        corporate reorganizations,
         -        maintenance of books and records, and
         - adequacy of staff training to carry on safe lending and deposit gathering practices.

         The Office of Thrift Supervision will require First Capital Bank to maintain certain capital ratios and will impose limitations on the bank's aggregate investment in real estate, bank premises, and furniture and fixtures. The Office of Thrift Supervision will require the bank to prepare quarterly reports on its financial condition and to conduct an annual audit of its financial affairs in compliance with their minimum standards and procedures. Office of Thrift Supervision regulations generally provide that each federal savings bank must be examined at least every 18 months. The bank is also subject to assessments by the Office of Thrift Supervision to cover the costs of such examinations.

         As a federally-chartered savings institution, First Capital Bank generally will not be subject to the provisions of South Carolina law governing state chartered financial institutions or to the jurisdiction of the South Carolina Board which governs banking.

         Various state usury laws will apply to loans made by the bank, generally depending on the state where each borrower is located. South Carolina law establishes a ceiling of 6% on interest rates except in transactions involving written agreements which may establish any interest rate.

         As a subsidiary of a savings and loan holding company, First Capital Bank will be subject to certain restrictions imposed by the Federal Reserve Act on extensions of credit to First Capital Bancshares or any of its subsidiaries, on investments in the stock or other securities of First Capital Bancshares, and on taking any stock or securities of First Capital Bancshares as collateral for any loan. In addition, First Capital Bancshares and First Capital Bank will be prohibited from engaging in tying arrangements in connection with extensions of credit or provision of any property or services.


         Capital Requirements. Office of Thrift Supervision regulations will require that First Capital Bank maintain:

"Tangible capital" in an amount of not less than 1.5% of total assets. "Tangible capital" generally is defined as:
         -        core capital
         -        less intangible assets and investments in certain subsidiaries
         -        excluding purchased mortgage-servicing rights.

"Core capital" in an amount not less than 3.0% of total assets. "Core capital" generally includes:

         -        common stockholders' equity,
         -        noncumulative perpetual preferred stock and related surplus,
         - minority interests in the equity accounts of consolidated subsidiaries less unidentifiable intangible assets (other than certain amounts of supervisory goodwill)
         -        certain investments in certain subsidiaries, and
         - 90% of the fair market value of readily marketable purchased mortgage-servicing rights and purchased credit card relationships.

"Risk-based capital" equal to 8.0% of "risk-weighted assets". In determining total risk-weighted assets for purposes of the risk-based requirement:

         - each off-balance sheet asset must be converted to its on-balance sheet credit equivalent amount by multiplying the face amount of each such item by a credit conversion factor ranging from 0% to 100% (depending upon the nature of the asset);

         - the credit equivalent amount of each off-balance sheet asset and each on-balance sheet asset must be multiplied by a risk factor ranging from 0% to 200% (again depending upon the nature of the asset); and

         - the resulting amounts are added together and constitute total risk-weighted assets.

"Total capital" - risk-based capital requirement equals the sum of core capital plus supplementary capital (which, as defined, includes the sum of, among other items, perpetual preferred stock not counted as core capital, limited life preferred stock, subordinated debt, and general loan and lease loss allowances up to 1.25% of risk-weighted assets) less certain deductions. The amount of supplementary capital that may be counted towards satisfaction of the total capital requirement may not exceed 100% of core capital, and Office of Thrift Supervision regulations require the maintenance of a minimum ratio of core capital to total risk-weighted assets of 4%.


         Office of Thrift Supervision regulations also includes an interest-rate risk component in the risk-based capital requirement. Under this regulation, an institution is considered to have excess interest rate-risk if, based upon a 200-basis point change in market interest rates, the market value of an institution's capital changes by more than 2%. The Office of Thrift Supervision risk-based capital standards also provide for concentration of credit risk, risk from nontraditional activities and actual performance, and expected risk of loss on multi-family mortgages.


         The Office of Thrift Supervision may impose capital requirements which are higher than the generally applicable minimum requirement if it determines that our capital is or may become inadequate.


         Deposit Insurance. Deposits at First Capital Bank are insured by the FDIC up to $100,000 for each insured depositor. The FDIC establishes rates for the payment of premiums by federally insured commercial banks and savings banks, or thrifts, for deposit insurance. The FDIC maintains a separate Bank Insurance Fund for banks and Savings Association Insurance Fund for savings banks and thrifts. Insurance premiums are charged to financial institutions in each category and are used to offset losses from insurance payouts when banks and thrifts fail. Since 1993, insured banks and thrifts have paid for deposit insurance under a risk-based premium system, with higher risk institutions paying higher premiums. Risk is determined by each institution's federal regulator on a semi-annual basis and based on its capital reserves and other factors. Until mid-1995 deposit institutions paid the Bank Insurance Fund or Savings Association Insurance Fund from $0.23 to $0.31 per $100 of insured deposits depending on its risk profile. Once the Bank Insurance Fund reached its legally mandated reserve ratio in mid-1995, the FDIC lowered premiums for well-capitalized banks, eventually to $.00 per $100, with a minimum semiannual assessment of $1,000. Most recently, Congress enacted the Deposit Insurance Funds Act of 1996, which eliminated even the minimum assessment. It also separated the Financial Corporation (FICO) assessment to service the interest on its bond obligations. The amount assessed on individual institutions by FICO is in addition to the amount paid for deposit insurance according to the risk-related assessment rate schedule. Increases in deposit insurance premiums or changes in risk classification will increase First Capital Bank's cost of funds, and we cannot be sure that we can pass such cost on to our customers.


         As an insurer, the FDIC issues regulations, conducts examinations and generally supervises the operations of its insured institutions. The FDIC has the power to sanction any insured institution which does not operate in accordance with or conform to FDIC regulations, policies and directives. The FDIC may suspend or terminate deposit insurance if it finds that an institution has engaged in unsafe or unsound practices, is operating in an unsafe or unsound condition, or has violated any applicable law, regulation, rule, order, or condition imposed by the FDIC. The FDIC continues to insure deposits for two years following termination. The FDIC requires an annual audit by independent accountants and also periodically makes its own examinations of insured institutions.

         In addition to deposit insurance premiums, First Capital Bank as a savings institution must bear a portion of the administrative costs of the Office of Thrift Supervision through an assessment based on its total assets and based on whether it is classified as a troubled or nontroubled savings institutions. Additionally, the Office of Thrift Supervision assesses fees for the processing of various applications.

         Transactions With Affiliates and Insiders. The bank is subject to the provisions of Section 23A of the Federal Reserve Act, which place limits on transactions with officers, directors, large shareholders, subsidiaries and other insiders on the amount of loans or credit to and investments in such persons. They also limit the amount of advances to third parties collateralized by the securities or obligations of such persons. The aggregate of all covered transactions is limited in amount, as to any one affiliate, to 10% of a bank's capital and surplus and, as to all affiliates combined, to 20% of a bank's capital and surplus. Furthermore, within the foregoing limitations as to amount, each covered transaction must meet specified collateral requirements. We must also comply with certain provisions designed to prevent us from taking low quality assets.


         First Capital Bank will also be subject to the provisions of Section 23B of the Federal Reserve Act which, among other things, prohibits an institution from engaging in transactions with affiliates unless the transactions are on substantially the same terms, or at least as favorable to such institution, as those prevailing at the time for comparable transactions with non-affiliated companies. The bank is subject to certain restrictions on extensions of credit to executive officers, directors, certain principal shareholders, and their related interests. Such extensions of credit must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties and must not involve more than the normal risk of repayment or present other unfavorable features.

         Dividends. The bank will be subject to regulatory restrictions on the payment of dividends, including a prohibition on payment of dividends from its capital. All dividends may only be paid out of the bank's currently available profits less expenses, including losses and bad debts. The bank must notify the Office of Thrift Supervision prior to the payment of any dividends. In addition, under the FDIC Improvement Act, the bank may not pay a dividend if it would cause the bank to become undercapitalized.

         Branching. Because we will be a federal savings bank, we will not have any regulatory restrictions on our ability to branch within or outside the State of South Carolina, except that we must first obtain the approval of the Office of Thrift Supervision.

         Community Reinvestment Act. The Community Reinvestment Act requires the Office of Thrift Supervision to evaluate our record of meeting the credit needs of our local community, including low and moderate-income neighborhoods. The Office of Thrift supervision must also consider these factors when it evaluates mergers, acquisitions, and applications to open a branch or facility. Failure to meet these standards could result in restrictions on our operations.

         Liquidity. Under applicable federal regulations, we will be required to maintain an average daily balance of liquid assets equal to the monthly average of not less than a specified percentage of the average daily balance of the savings association's net withdrawable deposits plus short-term borrowings. Liquid assets include cash, certain time deposits, certain bankers' acceptances, certain corporate debt securities and highly rated commercial paper, securities of certain mutual funds and specified United States government, state or federal agency obligations. Under HOLA, this liquidity requirement may be changed from time to time by the Office of Thrift Supervision to any amount from 4% to 10% depending upon economic conditions and the deposit flows of member institutions. The current number is 5%. We will also be required to maintain an average daily balance of short-term liquid assets at a specified percentage (currently 1%) of the total of the average daily balance of our net withdrawable deposits and short-term borrowings.

         Equity Investments. The Office of Thrift Supervision has revised its risk-based capital regulations to modify the treatment of certain equity investments and to clarify the treatment of other equity investments. They will no longer deduct permissible equity investments from our calculations of total capital over a five-year period. Instead, permissible equity investments will be placed in the 100% risk-weight category, mirroring the capital treatment prescribed for those investments when made by national banks under the regulations of the Office of the Comptroller of the Currency. Equity investments held by savings associations that are not permissible for national banks must still be deducted from assets and total capital.

         Qualified Thrift Lender Requirement. We will qualify as a "qualified thrift lender" as long as our "qualified thrift investments" equal or exceed 65% of our "portfolio assets" on a monthly average basis in 9 out of every 12 months. Qualified thrift investments generally consist of various housing related loans and investments such as residential construction and mortgage loans, home improvement loans, mobile home loans, home equity loans and mortgage-backed securities, certain obligations of the FDIC, and shares of stock issued by any Federal Home Loan Board, the FHLMC or the FNMA. Qualified thrift investments also include certain other specified investments, subject to a percentage of portfolio assets limitation. For purposes of the qualified thrift lender test, the term "portfolio assets" means the savings institution's total assets minus goodwill and other intangible assets, the value of property used by the savings institution to conduct its business, and liquid assets held by the savings institution in an amount up to 20% of its total assets.

         Office of Thrift Supervision regulations provide that any savings association that fails to meet the definition of a qualified thrift lender must either convert to a national bank charter or limit its future investments and activities (including branching and payments of dividends) to those permitted for both savings associations and national banks. Further, within one year of the loss of qualified thrift lender status, a holding company of a savings association that does not convert to a bank charter must register as a bank holding company and will be subject to all statutes applicable to bank holding companies. In order to exercise the powers granted to federally chartered savings associations and maintain full access to Federal Home Loan Board advances, First Capital Bank must meet the definition of a qualified thrift lender.


         Loans to One Borrower Limitations. The Home Owners Loan Act will generally require that we comply with the limitations on loans to a single borrower applicable to national banks. National banks generally may make loans to a single borrower in amounts up to 15% of their unimpaired capital and surplus, plus an additional 10% of capital and surplus for loans secured by readily marketable collateral. The Home Owners Loan Act provides exceptions under which a savings association may make loans to one borrower in excess of the generally applicable national bank limits. A savings association may make loans to one borrower in excess of such limits under one of the following circumstances: for any purpose, in any amount less than $500,000; or to develop domestic residential housing units, in an amount less than the lesser of $30 million or 30% of the savings association's unimpaired capital and unimpaired surplus, provided other conditions are satisfied. We anticipate that First Capital Bank's lending limit would initially be approximately $500,000.

         Commercial Real Property Loans. The Home Owners Loan Act limits the aggregate amount of commercial real estate loans that a federal savings association may make to an amount not in excess of 400% of the savings association's capital.

         Elimination of Federal Savings Association Charter. In 1998, Congress considered legislation that would eliminate the federal savings association charter. Although such legislation did not pass, similar legislation may be proposed again in 1999. If such legislation is enacted, First Capital Bank would be required to convert its federal savings bank charter either to a national bank charter or to a state depository institution charter. Such conversion could prevent First Capital Bank from opening or operating any branches in another state, including the branch planned for North Carolina. If First Capital Bank opens a branch in North Carolina prior to such legislation, it may or may not be allowed to continue to operate in North Carolina, depending on the provisions of such legislation. Various legislative proposals may also result in the restructuring of federal regulatory oversight, including, for example, consolidation of the Office of Thrift Supervision into another agency, or creation of a new Federal banking agency to replace the various agencies which presently exist. We cannot predict whether such legislation will be enacted or what the effect of such legislation might be.

         Federal Home Loan Bank System. The Federal Home Loan Board System consists of 12 regional Federal Home Loan Boards, each subject to supervision and regulation by the Federal Housing Finance Board. The Federal Home Loan Boards provide a central credit facility for member savings associations. The maximum amount that the Federal Home Loan Board of Atlanta will advance fluctuates from time to time in accordance with changes in policies of the Federal Home Finance Board and the Federal Home Loan Board of Atlanta. Borrowings from any other source will generally reduce the maximum amount. In addition, the amount of Federal Home Loan Board advances becomes restricted if an institution fails to qualify as a qualified lender.

         Federal Reserve System. The Federal Reserve Board has adopted regulations that require savings associations to maintain nonearning reserves against their transaction accounts, primarily NOW and regular checking accounts. These reserves may be used to satisfy liquidity requirements imposed by the Office of Thrift Supervision. Because required reserves must be maintained in the form of cash or a non-interest-bearing account at a Federal Reserve Bank, this reserve requirement will reduce the amount of the bank's interest-earning assets.

         Savings institutions also have the authority to borrow from the Federal Reserve "discount window." Federal Reserve Board regulations, however, require savings associations to exhaust all Federal Home Loan Board sources before borrowing from a Federal Reserve bank.

         Other Regulations. Interest and certain other charges collected or contracted for by First Capital Bank are subject to state usury laws and certain federal laws concerning interest rates. The bank's loan operations are also subject to certain federal laws applicable to credit transactions, including the following:

         - the federal Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;
         - the Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution will be fulfilling its obligation to help meet the housing needs of the community it serves;
         - the Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;
         - the Fair Credit Reporting Act of 1978, governing the use and provision of information to credit reporting agencies;
         - the Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies; and
         - the rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

The deposit operations of First Capital Bank are also subject to

         - the Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records, and
         - the Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve Board to implement that act, which governs automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services.

         Enforcement Powers. The Financial Institution Report Recovery and Enforcement Act expanded and increased civil and criminal penalties available for use by the federal regulatory agencies against depository institutions and certain "institution-affiliated parties". Institution-affiliated parties primarily include management, employees, and agents of a financial institution, as well as independent contractors such as attorneys and accountants and others who participate in the conduct of the financial institution's affairs. These practices can include the failure of an institution to timely file required reports or the filing of false or misleading information or the submission of inaccurate reports. Civil penalties may be as high as $1,000,000 a day for such violations.

Criminal penalties for some financial institution crimes have been increased to twenty years. In addition, regulators have greater flexibility to commence enforcement actions against institutions and institution-affiliated parties. Possible enforcement actions include the termination of deposit insurance. Furthermore, the Financial Institution Report Recovery and Enforcement Act expanded the appropriate banking agencies' power to issue cease-and-desist orders that may, among other things, require affirmative action to correct any harm resulting from a violation or practice, including restitution, reimbursement, indemnifications or guarantees against loss. The banking agencies may also order a financial institution to restrict its growth, dispose of certain assets, rescind agreements or contracts, or take other actions as such agency determines are appropriate.

RECENT LEGISLATIVE DEVELOPMENTS

         From time to time, various bills are introduced in the United States Congress with respect to the regulation of financial institutions. Certain of these proposals, if adopted, could significantly change the regulation of banks and the financial services industry. We cannot predict whether any of these proposals will be adopted or, if adopted, how these proposals would affect First Capital Bancshares or First Capital Bank.


EFFECT OF GOVERNMENTAL MONETARY POLICIES

         Our earnings will be affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve Board's monetary policies have had, and will likely continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The monetary policies of the Federal Reserve Board have major effects upon the levels of bank loans, investments and deposits through its open market operations in United States government securities and through its regulation of the discount rate on borrowings of member banks and the reserve requirements against member bank deposits. It is not possible to predict the nature or impact of future changes in monetary and fiscal policies.

                                   MANAGEMENT

GENERAL

         The following table shows the number and percentage of outstanding shares of common stock beneficially owned as of the date of this prospectus by the organizers of First Capital Bancshares. Beneficial ownership of common stock is based upon "beneficial ownership" concepts set forth in rules of the SEC under Section 13(d) of the Securities Exchange Act of 1934. Under these rules a person is a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or direct the voting of each security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. A person is also a beneficial owner of any security of which that person has the right to acquire beneficial ownership within 60 days, including, without limitation, shares of common stock subject to currently exercisable options. Under the rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he has no beneficial interest. For instance, beneficial ownership includes spouses, minor children, and other relatives residing in the same household, and trusts, partnerships, corporations or deferred compensation plans which are affiliated with the principal. This table also reflects the anticipated purchases by the organizers in the offering. The organizers purchased shares prior to the offering at a price of $10.00 per share, the same price at which shares are being offered to the public.


                                             SHARES BENEFICIALLY OWNED      SHARES ANTICIPATED TO BE OWNED FOLLOWING
                                               PRIOR TO THE OFFERING                      THE OFFERING
                                             -------------------------        -------------------------------------
                                                                                       PERCENTAGE OF     PERCENTAGE
                                                                                          MINIMUM        OF MAXIMUM
NAME OF BENEFICIAL OWNER                     NUMBER         PERCENTAGE        NUMBER      OFFERING        OFFERING
------------------------                     ------         ----------        ------      --------        --------

Shoukath Ansari, M.D.                         4,000            13.3%          12,500        2.36%           1.67%

Wylie F. Cartrette                            4,000            13.3%          10,000        1.89%           1.33%

James Aubrey Crosland*                        4,000            13.3%          10,000        1.89%           1.33%

Robert G. Dowdy                               1,600             5.3%          10,000        1.89%           1.33%

Harry L. Howell, Jr.                          4,200            14.0%          12,700        2.40%           1.69%

Luther D. Hutchins                            4,000            13.3%          10,000        1.89%           1.33%

Paul F. Rush, M.D.                            4,200            14.0%          10,000        1.89%           1.33%

Lee C. Shortt                                 4,000            13.3%          10,000        1.89%           1.33%

         Total                               30,000             100%          85,200       16.10%          11.34%

* These numbers do not reflect options to be granted to Mr. Crosland under the terms of his employment agreement to purchase up to 8,000 shares of common stock.

          EXECUTIVE OFFICERS AND DIRECTORS OF FIRST CAPITAL BANCSHARES

         Below we provide information about our officers and directors as of the date of this prospectus. Our articles of incorporation provide for a classified board of directors, so that, as nearly as possible, one-third of the directors are elected each year to serve three-year terms. The terms of office of the classes of directors expire as follows: Class I at the 1999 annual meeting of shareholders, Class II at the 2000 annual meeting of shareholders, and Class III at the 2001 annual meeting of shareholders. Executive officers of First Capital Bancshares serve at the discretion of First Capital Bancshares's board of directors.

NAME                                        AGE               POSITION WITH FIRST CAPITAL BANCSHARES
----                                        ---               --------------------------------------

Shoukath Ansari, M.D.                       50                Director, Class I
Wylie F. Cartrette                          45                Director, Class II
James Aubrey Crosland, Sr.                  48                Director, Class III, President
Robert G. Dowdy                             37                Director, Class I
John M. Digby                               52                Chief Financial Officer
Harry L. Howell, Jr.                        29                Director, Class II
Luther D. Hutchins                          38                Director, Class III
J. Randy McDonald                           51                Chief Executive Officer, First Capital Bank
Paul F. Rush, M.D.                          43                Director, Class I
Lee C. Shortt                               55                Director, Class II, Chief Executive Officer, First
                                                              Capital Bancshares

         Shoukath Ansari, M.D., Class I director, has been the president and a physician of Marlboro Gastroenterology Association, P.A. in Bennettsville, South Carolina since 1983. He served as chief of staff of Marlboro Park Hospital. He graduated in 1964 from SRI Parama Kalyani College in Alwarkurichi, Tamilnadu, India and earned an M.D. degree from Tirunelveli Medical College in Tirunelveli, Tamilnadu, India in 1971. He is a certified internist and gastroenterologist and has practiced gastroenterology for approximately 18 years, having opened his own practice in 1983. Dr. Ansari was born in 1948 in India and has been a resident and citizen of the United States since 1981.

         Wylie F. Cartrette, Class II director, is currently a resident in McColl, South Carolina. Since 1986, he has been the owner and operator of Wylie Enterprises in McColl, South Carolina, a laundry and coin operated machine business, and he has also handled some real estate rentals. Mr. Cartrette is a member of the Masonic lodge of McColl. Mr. Cartrette holds a South Carolina constable's commission, and is a former member of the McColl City Council. He was born in 1953 in Laurinburg, North Carolina.


         James Aubrey Crosland, Sr., class III director, is the president of First Capital Bancshares and will be the president of First Capital Bank. Mr. Crosland, a native of Bennettsville, South Carolina, received a B.A. degree from Pembroke State University in 1972. He is also a graduate of both the South Carolina Bankers School at the University of South Carolina and Louisiana State University's Graduate School of Banking. From May 1997 until he joined First Capital Bancshares in June 1998, Mr. Crosland served as the financial manager for Marlboro Constructors, Inc. From August 1993 through May 1997, he served as the Pee Dee Area executive for Carolina First Bank, where he was responsible for Carolina First branches located in Bennettsville, McColl, and Lake City, South Carolina. From 1988 until 1993, Mr. Crosland was the community banking director of NationsBank in Florence, South Carolina, from 1984 until 1988, he was the city executive of Carolina Bank & Trust in Bennettsville, and from 1977 to 1984 he served as an operations officer and commercial lender for First National Bank of South Carolina in Bennettsville. Mr. Crosland began his banking career with Wachovia Bank, serving as a credit manager in Wachovia's Laurinburg, North Carolina office from 1973 to 1977. Mr. Crosland is a member of Saint Paul's Episcopal Church in Bennettsville and the Bennettsville Rotary Club. He was also the chairman of the Marlboro County Department of Social Services and a board member of the Marlboro County Chamber of Commerce. Mr. Crosland was born in 1950 in Bennettsville, South Carolina.

         John M. Digby will serve as the chief financial officer for First Capital Bancshares and First Capital Bank. He graduated from Georgia College in Milledgeville, Georgia in 1970, and he received his certificates from the Georgia Banker's School in 1984 and from the Georgia Banker's Commercial Lending School in 1987. Mr. Digby has ten years of experience as a chief financial officer from his employment with a community bank in Georgia. He also served as the chief financial officer for Clemson Bank & Trust, a start-up de novo bank, in Clemson, South Carolina, from 1995 to 1997. Mr. Digby recently served as vice president for Community Capital Corporation in Greenwood, South Carolina. Mr. Digby was born in 1946 in Hawkinsville, Georgia.

         Robert G. Dowdy, Class I director, graduated with a pre-pharmacy degree from Francis Marion University in 1982. He then graduated from the Medical University of South Carolina with a B.S. in pharmacy in 1985. Mr. Dowdy obtained his license as a registered pharmacist in 1985 from the South Carolina Board of Pharmacy. He served as the director of pharmacy at Marlboro Park Hospital from 1986 to December 1994 when he left to work as director of pharmacy for Grim-Smith Hospital in Missouri from 1994 to April 1996. Mr. Dowdy moved back to Marlboro Park Hospital in April 1996 and is currently director of pharmacy. He was born in 1961 in Bennettsville, South Carolina.


         Harry L. Howell, Jr., Class II director, graduated from Flora McDonald Academy in North Carolina in 1987. He is majority owner and has served as president of Scotland Motors, Inc. in Laurinburg, North Carolina since December 1984. Mr. Howell owns Scotland Leasing & Rental, Inc., an auto rental business as well as Lee Howell, Inc., a real estate rental business in Laurinburg. Mr. Howell is a member of the First Baptist Church in Laurinburg. He was born in 1969 in Laurinburg, North Carolina.

         Luther D. Hutchins, Class III director, graduated from Bennettsville High School in 1979 and attended Wake Forest University in North Carolina. Mr. Hutchins has been the sole owner of Marlboro Appliance Center and Marlboro Frame Shoppe. He also owns a farm and a farm implement services company. Mr. Hutchins was born in 1960 in Winston-Salem, North Carolina.

         J. Randy McDonald will be the chief executive officer of First Capital Bank. Mr. McDonald has been in banking since 1979. He most recently served as the loan and asset management officer of The Citizens Bank and as the city executive of the Lake City, South Carolina office of Carolina First Bank. Mr. McDonald has also served as the office manager of the Florence, South Carolina office of Southern National Bank and the vice president and city executive of the Lake City, South Carolina office of Security Federal Savings Bank. Mr. McDonald was a director of the Lake City Tobacco Festival, the Lake City Chamber, the Florence County Progress Committee, and Florence County Economic Development. He was born in 1947 in Lake City, South Carolina.

         Paul F. Rush, M.D., Class I director, graduated with a B.S. in Biology from Presbyterian College in South Carolina in 1978. He received his M.D. from the University of South Carolina School of Medicine in 1982 and received his physician's license from the state of North Carolina in 1982 and from the State of South Carolina in 1987. Dr. Rush has held the position of senior physician at Scotland Orthopedic, P.A. in Laurinburg, South Carolina, since August 1987. He has been a 25% owner of Scotland Orthopedic, P.A. since 1987, as well as Scotland Orthopedic Properties since 1989. Dr. Rush served as an advisory board member of BB&T in Laurinburg from 1989 to May 1998, is the chairman of the Scotland County Board of Education, serves on the board of trustees of Scotland Memorial Hospital, and the board of trustees of Scotia Village. Dr. Rush is also a fellow of the American Academy of Orthopedic Surgeons and a member of the First United Methodist Church in Laurinburg, North Carolina. Dr. Rush was born in 1956 in Charleston, South Carolina.

         Lee C. Shortt, Class II director, is the chairman and chief executive officer of First Capital Bancshares. Mr. Shortt has been in the auction business since 1975 and has served as president and owner of Shortt Auction and Realty Co., Inc. since 1976. Mr. Shortt holds real estate brokers licenses and auctioneer licenses in each of South Carolina, North Carolina, and Virginia. He is a member of the Bennettsville Rotary Club. Mr. Shortt was born in 1943 in Pitsylvania County, Virginia.

EMPLOYMENT AGREEMENTS

         We have entered into employment agreements with Mr. McDonald, Mr. Crosland, and Mr. Digby. Each is summarized below.

         Employment Agreement with J. Aubrey Crosland. Mr. Crosland's employment agreement has a three-year term, pursuant to which Mr. Crosland will serve as the president of First Capital Bancshares and First Capital Bank. Mr. Crosland will be paid a salary of $85,000, plus his yearly medical insurance premium. Mr. Crosland will be eligible to participate in any management incentive program of First Capital Bank or any long-term equity incentive program and will be eligible for grants of stock options and other awards thereunder. Upon the closing of the offering (or as soon thereafter as an appropriate stock option plan is adopted by First Capital Bancshares), Mr. Crosland will be granted an option to purchase 8,000 shares of common stock at $10.00 per share. The options will vest over a six-year period and will have a term of ten years. Additionally, Mr. Crosland will participate in First Capital Bank's retirement, welfare and other benefit programs and is entitled to a life insurance policy and an accident liability policy and reimbursement for automobile expenses, club dues, and travel and business expenses. The agreement also provides that following termination of his employment with First Capital Bank and for a period of twelve months thereafter, Mr. Crosland may not compete with First Capital Bancshares, the bank, or any of its affiliates by, directly or indirectly, forming, serving as an organizer, director or officer of, or consultant to, or acquiring or maintaining more than 1% passive investment in, a depository financial institution or holding company thereof if such depository institution or holding company has one or more offices or branches in the territory, solicit major customers of First Capital Bank for the purpose of providing financial services, or solicit employees of First Capital Bank for employment. If Mr. Crosland's employment is terminated other than for cause, First Capital Bancshares will be obligated to pay Mr. Crosland six months' severance plus bonus earned through such date.

         Employment Agreement with J. Randy McDonald. Mr. McDonald's employment agreement provides that he will serve as the chief executive officer and chief lending officer of First Capital Bank. He will be paid a consulting fee of $4,000 per month by First Capital Bancshares until the bank opens. Thereafter the bank will pay him an annual salary of $60,000 per year, plus a bonus to gross up his salary prior to the opening of the bank as if he had been paid $60,000 from the date of hire on January 4, 1999. Mr. McDonald will also participate in any other benefit programs offered by the bank to its employees in general, and will have an officer's liability insurance policy and two week's vacation. The agreement also provides that following termination of his employment with First Capital Bank and for a period of twelve months thereafter, Mr. McDonald may not compete with First Capital Bancshares, the bank, or any of its affiliates by, directly or indirectly, forming, serving as an organizer, director or officer of, or consultant to, or acquiring or maintaining more than 1% passive investment in, a depository financial institution or holding company thereof if such depository institution or holding company has one or more offices or branches in the territory, solicit major customers of First Capital Bank for the purpose of providing financial services, or solicit employees of First Capital Bank for employment.

         Employment Agreement with John M. Digby. Mr. Digby's employment agreement is essentially the same as Mr. McDonald's, except that his title is chief financial officer of First Capital Bancshares and First Capital Bank.

DIRECTOR COMPENSATION

         Initially, neither First Capital Bancshares nor First Capital Bank will pay directors' fees. After the offering, First Capital Bancshares expects to adopt a stock option plan which will permit First Capital Bancshares to grant options to officers, directors, and employees of First Capital Bancshares. We anticipate that the plan will initially authorize the issuance of a number of shares equal to 15% of the shares outstanding after the offering. The option plan will provide that the exercise price for an option cannot be less than the common stock's fair market value on the date of grant.

INTERESTS OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

         We expect that First Capital Bancshares and First Capital Bank will have banking and other transactions in the ordinary course of business with their organizers, directors, and officers, including members of their families or corporations, partnerships, or other organizations in which such organizers, officers, or directors have a controlling interest. We do not expect that such transactions will involve more than the normal risk of collectibility nor present other unfavorable features. Loans to individual directors and officers must also comply with the bank's lending policies and statutory lending limits, and directors with a personal interest in any loan application will be excluded from the consideration of such loan application. Transactions with organizers and other related parties will be on terms no less favorable than transactions with unaffiliated third parties and will be approved by a majority of our disinterested directors.

         The bank's property was purchased through Shortt Auction and Realty. Lee C. Shortt is the chief executive officer and the chairman of First Capital Bancshares and the president and owner of Shortt Auction and Realty. Mr. Shortt will receive a commission as the listing agent to be paid by the seller of the property, and therefore removed himself from the vote in the selection of the site. All of the other directors approved the purchase and its terms. The purchase price for the site and building was less than the most recent tax assessment for the property.

EXCULPATION AND INDEMNIFICATION

         Our articles of incorporation contain a provision which, subject to certain limited exceptions, limits the liability of a director to First Capital Bancshares or its shareholders for any breach of duty as a director. There is no limitation of liability for any of the following:

         - a breach of duty involving appropriation of a business opportunity of First Capital Bancshares;
         - an act or omission which involves intentional misconduct or a knowing violation of law;
         - any transaction from which the director derives an improper personal benefit; or
         - as to any payments of a dividend or any other type of distribution that is illegal under Section 33-8-330 of the South Carolina Business Corporation Act of 1988.

If the laws governing officers and directors indemnification are amended to authorize further elimination or limitation of the liability of directors, then the liability of each director of First Capital Bancshares will be eliminated or limited to the fullest extent permitted by such provisions. We will not seek shareholder consent for such expanded obligations unless it is required. The provisions do not limit the right of First Capital Bancshares or its shareholders to seek injunctive or other equitable relief against officers and directors not involving monetary payments.

         Our bylaws contain certain provisions which provide indemnification to directors of First Capital Bancshares that is broader than the protection expressly mandated in Sections 33-8-510 and 33-8-520 of the South Carolina Business Corporation Act. To the extent that a director or officer of First Capital Bancshares has been successful, on the merits or otherwise, in the defense of any action or proceeding brought against such person because he or she is or was a director or officer of First Capital Bancshares, Sections 33-8-510 and 33-8-520 would require First Capital Bancshares to indemnify such persons against expenses (including attorney's fees) actually and reasonably incurred. The Corporation Act expressly allows First Capital Bancshares to provide for greater indemnification rights to its officers and directors, subject to shareholder approval.

         The board of directors also has the authority to extend the same indemnification rights held by directors to officers, employees, and agents, subject to all of the accompanying conditions and obligations. The board of directors intends to extend indemnification rights to all of its executive officers.

         The SEC has advised us that it believes that indemnification for directors, officers, and controlling persons of First Capital Bancshares and First Capital Bank is against public policy and may be unenforceable.

                          DESCRIPTION OF CAPITAL STOCK
GENERAL


         The authorized capital stock of First Capital Bancshares consists of 10,000,000 shares of common stock, par value $.01 per share, and 10,000,000 shares of preferred stock, par value $.01 per share. The following summary describes the material terms of First Capital Bancshares's capital stock. Please refer to the articles of incorporation of First Capital Bancshares for a detailed description of the provisions summarized below. The articles were filed as an exhibit to the registration statement of which this prospectus is a part.

COMMON STOCK

         The board of directors may choose to pay dividends to the holders of common stock. We do not plan to declare any dividends in the foreseeable future. Holders of common stock are entitled to one vote per share on all matters on which they are entitled to vote. Voting rights are not cumulative. Shareholders have no preemptive, conversion, redemption or sinking fund rights. In the event of a liquidation, dissolution or winding-up of First Capital Bancshares, holders of common stock are entitled to share equally and ratably in the assets of First Capital Bancshares, if any, remaining after the payment of all debts and liabilities of First Capital Bancshares. If preferred stock is outstanding at the time of liquidation, it may have preferential rights to receive liquidation funds. The rights of the common stock holders will be subject to such preferred rights. All shares of common stock currently outstanding are and all shares issuable in this offering will be fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to any classes or series of preferred stock that First Capital Bancshares may issue in the future.

         Prior to this offering there has been no market for the common stock. The common stock will be quoted on the OTC Bulletin Board under the symbol "____". However, we cannot be sure that a liquid market will develop for the common stock, or that the holders of common stock will be able to freely sell or trade their shares. The public offering price of the shares offered hereby has been determined solely by negotiations between First Capital Bank and Banc Stock Financial Services, Inc. and may bear no relationship to the market price of the common stock after this offering. See "The Offering - Plan of Distribution" on page 10.

PREFERRED STOCK

         The articles provide that the board of directors is authorized, without further action by the holders of the common stock, to issue any number of shares of one or more classes or series of preferred stock, up to 10,000,000 shares. The director may fix the designations, powers, preferences, and relative, participating, optional and other rights, qualifications, limitations, and restrictions of such shares, including the dividend rate, conversion rights, voting rights, redemption price, and liquidation preference. Such preferred stock may be senior to the common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding-up, or both. In addition, any such shares of preferred stock may have class or series voting rights. Issuance of preferred stock, while providing First Capital Bancshares with flexibility in connection with general corporate purposes, may, among other things, have an adverse effect on the rights of holders of common stock and in certain circumstances such issuances could have the effect of decreasing the market price of the common stock. For example, preferred stock with voting or conversion rights may adversely affect the voting power of the holders of common stock. Upon completion of this offering, First Capital Bancshares will not have any shares of preferred stock outstanding and we do not have any plans to issue preferred stock. We will not issue preferred stock to organizers on terms more favorable than terms offered to other shareholders.


ANTITAKEOVER EFFECTS

         The provisions of First Capital Bancshares's articles, bylaws and South Carolina law summarized in the following paragraphs may have anti-takeover effects. They may delay, defer, or prevent a tender offer or other attempt to takeover or purchase First Capital Bancshares, even though you may believe that such a takeover or purchase might be in your best interest, including those attempts that might result in a premium over the market price for our stock. Such provisions may also make removal of management more difficult.

         Authorized but Unissued Stock. Authorized but unissued shares of common stock and preferred stock are available for future issuance without shareholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions, and employee benefit plans. The existence of authorized but unissued and unreserved shares of common stock and preferred stock may enable the board of directors to issue shares to persons friendly to current management, which could make it more difficult or discourage any attempt to obtain control of First Capital Bancshares by means of a proxy contest, tender offer, merger or otherwise. This ability thereby acts to entrench First Capital Bancshares's management.

         Number of Directors. The bylaws provide that the number of directors shall be fixed from time to time by a majority of the directors then in office. The number of directors may not be fewer than five nor more than fifteen. Individuals affiliated with competitors may not serve on our board of directors.

         Classified board of directors. The articles and bylaws divide the board of directors into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the board of directors will be elected at each annual meeting of shareholders. The classification of directors, together with the provisions in the articles and bylaws described below that limit the ability of shareholders to remove directors and that permit the remaining directors to fill any vacancies on the board of directors, will have the effect of making it more difficult for shareholders to change the composition of the board of directors. As a result, at least two annual meetings of shareholders may be required for the shareholders to change a majority of the directors, whether or not a change in the board of directors would be beneficial to First Capital Bancshares and its shareholders and whether or not a majority of First Capital Bancshares's desire to make such a change.

         Removal of Directors and Filling Vacancies. The bylaws provide that all vacancies on the board of directors, including those resulting from an increase in the number of directors, may be filled by a majority of the remaining directors, even if they do not constitute a quorum. When one or more directors resign from the board of directors effective at a future date, a majority of directors then in office, including the directors who are to resign, may vote on filling the vacancy.

         Advance Notice Requirements for Shareholder Proposals and Director Nominations. The bylaws establish advance notice procedures for shareholders to make proposals and to nominate candidates for directors. All notices of shareholder proposals and shareholder nominations for the election of directors at a shareholders meeting must be in writing and be received by each director not later than twenty-four hours prior to the meeting when delivered personally or by telecopy or at least two days prior thereto when delivered by mail. We may reject a shareholder proposal or nomination that is not made in accordance with such procedures.

         Nomination Requirements. The bylaws establish requirements for nominating directors. The nominating party must provide First Capital Bancshares within a specified time prior to the meeting: (i) notice that such party intends to nominate a proposed director; (ii) the name of and certain biographical information about the nominee; and (iii) a statement that the nominee has consented to the nomination. The chairman of any shareholders' meeting may waive these provisions. These provisions could reduce the likelihood that a third party would nominate and elect individuals to serve on the board of directors.

SHARES ELIGIBLE FOR FUTURE SALE

         The shares sold in this offering will be freely tradable, without restriction or registration under the Securities Act, except for shares purchased by "affiliates" of First Capital Bancshares. Shares held by affiliates will be subject to resale restrictions under the Securities Act. An affiliate of the issuer is defined in Rule 144 under the Securities Act as a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with the issuer. Rule 405 under the Securities Act defines the term "control" to mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of the person whether through the ownership of voting securities, by contract or otherwise. Officers and directors of First Capital Bancshares and First Capital Bank are affiliates under these rules.

         Affiliates may sell securities without registration only in accordance with Rule 144 or another exemption from registration. Rule 144 requires persons holding restricted securities to hold the shares for at least one year prior to sale. Thereafter, Rule 144 provides that an affiliate or other person holding restricted shares may sell, within any three-month period, a number of shares no greater than 1% of the then outstanding shares of the common stock or the average weekly trading volume of the common stock during the four calendar weeks preceding the sale, whichever is greater. Rule 144 also requires that the securities be sold in "brokers' transactions," as defined in the Securities Act, and that the person selling the securities may not solicit orders or make any payment in connection with the offer or sale of securities to any person other than the broker who executes the order to sell the securities. These requirements may make it difficult for affiliates to sell their shares after the offering if no trading market develops in the common stock.

                                  LEGAL MATTERS

         Nelson Mullins Riley & Scarborough, L.L.P., Atlanta, Georgia will pass upon the validity of the common stock offered hereby. Igler & Dougherty, P.A., Tallahassee, Florida will pass upon certain legal matters in connection with the offering by the sales agent.

                                     EXPERTS

         The financial statements of First Capital Bancshares dated December 31, 1998 and for the period from December 17, 1997 (inception) until December 31, 1998 have been audited by Tourville, Simpson & Henderson, L.L.P., as stated in their report appearing elsewhere herein. These financial statements have been included in reliance on the report of such firm given upon their authority as an expert in accounting and auditing.

                             ADDITIONAL INFORMATION


         We have filed a registration statement on Form SB-2 with the SEC under the Securities Act of 1933 for the registration of the common stock offered hereby. This prospectus forms a part of the registration statement and does not contain all of the information set forth in the registration statement. For further information with respect to First Capital Bancshares and the common stock, you should refer to the registration statement and the exhibits thereto.

         The registration statement may be examined at, and copies of the registration statement may be obtained at prescribed rates from, the Public Reference Section of the SEC, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding First Capital Bancshares and other registrants that file electronically with the SEC.

         We have filed applications with the Office of Thrift Supervision and the Federal Deposit Insurance Corporation which may contain similar information to that in this prospectus. Prospective investors should rely only on information contained in this prospectus and in First Capital Bancshares' related registration statement in making an investment decision. This prospectus supercedes all other available information, including information available from First Capital Bancshares and information in public files and records maintained by the Office of Thrift Supervision and the Federal Deposit Insurance Corporation. Projections appearing in our applications were estimates based on assumptions that we believed to be reasonable at the time. We specifically disaffirm those projections for purposes of this prospectus and cautions prospective investors against placing reliance on them for making an investment decision. Statements contained in this prospectus as to the contents of any contract or other document referred to herein are not necessarily complete. If such contract or document is an exhibit to the registration statement, please refer to that document for a complete disclosure of its contents.

         As a result of this offering, First Capital Bancshares will become a reporting company subject to the full informational requirements of the Securities Exchange Act of 1934. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We will furnish our shareholders with annual reports containing audited financial information for each fiscal year and will distribute quarterly reports for the first three quarters of each fiscal year containing unaudited summary financial information. Our fiscal year ends on December 31.

                         FIRST CAPITAL BANCSHARES, INC.
                      (A Company in the Development Stage)

--------------------------------------------------------------------------------

                          INDEX TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------




Independent Accountants' Report                                                                                      F-2

Financial Statements:
   Balance Sheet as of December 31, 1998                                                                             F-3

   Statement of Operations and Accumulated Deficit For the Period
      December 19, 1997 to December 31, 1998                                                                         F-4

   Statement of Changes in Stockholders' Equity For the Period
      December 19, 1997 to December 31, 1998                                                                         F-5

   Statement of Cash Flows For the Period December 19, 1997
      to December 31, 1998                                                                                           F-6

   Notes to Financial Statements                                                                                     F-7

                         INDEPENDENT ACCOUNTANTS' REPORT




To the Organizers
First Capital Bancshares, Inc.

We have audited the accompanying balance sheet of First Capital Bancshares, Inc., (a Company in the development stage) as of December 31, 1998 and related statements of operations and accumulated deficit, stockholders' equity and cash flows for the period from inception December 19, 1997 to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Capital Bancshares, Inc., (a Company in the development stage) as of December 31, 1998, and the results of its operations and its cash flows for the period from inception December 19, 1997 to December 31, 1998 in conformity with generally accepted accounting principles.




/s/ Tourville, Simpson & Henderson, L.L.P.
Tourville, Simpson & Henderson, L.L.P.
Columbia, South Carolina
February 18, 1999

                         FIRST CAPITAL BANCSHARES, INC.
                      (A Company in the Development Stage)

--------------------------------------------------------------------------------

                                  BALANCE SHEET
                                DECEMBER 31, 1998

--------------------------------------------------------------------------------


                                                         ASSETS

Cash                                                                                                        $     103,293
Option on real estate                                                                                              15,000
Prepaid stock issuance costs                                                                                        8,145
Other prepaid costs                                                                                                19,072
                                                                                                            -------------

    Total assets                                                                                            $     145,510
                                                                                                            =============

                                            LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES -
   Accounts payable                                                                                         $       9,000
                                                                                                            -------------

STOCKHOLDERS' EQUITY--
   Common stock, par value $.01 per share; 10,000,000 shares authorized;
       30,000 shares issued and outstanding                                                                           300
   Preferred stock - 10,000,000 shares authorized and unissued,
       par value $.01 per share                                                                                        --
   Paid-in-capital                                                                                                299,700
   Deficit accumulated in the development stage                                                                  (163,490)
                                                                                                            -------------
       Total stockholders' equity                                                                                 136,510
                                                                                                            -------------
       Total liabilities and stockholders' equity                                                           $     145,510
                                                                                                            =============


The accompanying notes are an integral part of these financial statements.

                         FIRST CAPITAL BANCSHARES, INC.
                      (A Company in the Development Stage)

--------------------------------------------------------------------------------

                 STATEMENT OF OPERATIONS AND ACCUMULATED DEFICIT
        FOR THE PERIOD DECEMBER 19, 1997 (INCEPTION) TO DECEMBER 31, 1998

--------------------------------------------------------------------------------


Income                                                                                                      $          --
                                                                                                            -------------

Expenses:
   Management fees                                                                                                 65,500
   Consultant fees                                                                                                 51,404
   Professional fees                                                                                               22,975
   Other                                                                                                           23,611
                                                                                                            -------------
      Total expenses                                                                                              163,490
                                                                                                            -------------

Net loss and accumulated deficit                                                                            $    (163,490)
                                                                                                            =============


The accompanying notes are an integral part of these financial statements.

                         FIRST CAPITAL BANCSHARES, INC.
                      (A Company in the Development Stage)

--------------------------------------------------------------------------------

                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
        FOR THE PERIOD DECEMBER 19, 1997 (INCEPTION) TO DECEMBER 31, 1998

--------------------------------------------------------------------------------



                                                                                            Deficit
                                            Common Stock                                 Accumulated In
                                  --------------------------------        Paid-In         The Develop-
                                     Shares             Amount            Capital          ment Stage           Total
                                  -------------     --------------     -------------     --------------     -------------

Issuance of common stock                 30,000     $          300     $     299,700     $                  $     300,000

Net loss for the period
   December 19, 1997
     to December 31, 1998                                                                      (163,490)         (163,490)
                                  -------------     --------------     -------------     --------------     -------------

Balance, December 31, 1998               30,000     $          300     $     299,700     $     (163,490)    $     136,510
                                  =============     ==============     =============     ==============     =============


The accompanying notes are an integral part of these financial statements.

                         FIRST CAPITAL BANCSHARES, INC.
                      (A Company in the Development Stage)

--------------------------------------------------------------------------------

                             STATEMENT OF CASH FLOWS
        FOR THE PERIOD DECEMBER 19, 1997 (INCEPTION) TO DECEMBER 31, 1998

--------------------------------------------------------------------------------


CASH FLOWS FROM OPERATING ACTIVITIES--
   Net loss and accumulated deficit                                                                      $    (163,490)
   Adjustments to reconcile net loss and accumulated deficit to cash provided by operating activities -
        Increase in accounts payable                                                                             9,000
                                                                                                         -------------
        Cash used by operating activities                                                                     (154,490)
                                                                                                         -------------

CASH FLOWS FROM INVESTING ACTIVITIES--
   Option on real estate                                                                                       (15,000)
   Other prepaid costs                                                                                         (19,072)
                                                                                                         -------------
        Cash used by investing activities                                                                      (34,072)
                                                                                                         -------------

CASH FLOWS FROM FINANCING ACTIVITIES--
   Prepaid stock issuance costs                                                                                 (8,145)
   Issuance of common stock                                                                                    300,000
                                                                                                         -------------
        Cash provided by financing activities                                                                  291,855
                                                                                                         -------------

CASH BALANCE AT END OF PERIOD                                                                            $     103,293
                                                                                                         =============




The accompanying notes are an integral part of these financial statements.

                         FIRST CAPITAL BANCSHARES, INC.
                      (A Company in the Development Stage)

--------------------------------------------------------------------------------

                          NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


NOTE 1 - ORGANIZATION

First Capital Bancshares, Inc. was formed to organize and own all of the capital stock of First Capital Bank. The organizers of First Capital Bancshares filed an application with the Office of Thrift Supervision to charter First Capital Bank as a savings bank. Provided the necessary capital is raised and the necessary regulatory approvals are received, it is expected that operations will commence in the second quarter of 1999.

First Capital Bancshares plans to raise a minimum of $5,000,000 by offering for sale 500,000 shares of its common stock. The organizers, directors, and members of their immediate families expect to purchase a total of 85,200 shares at an aggregate purchase price of approximately $852,000.

Upon the completion of the sale of common stock and the opening of First Capital Bank, incurred organization and pre-opening costs will be charged against the initial period's operating results. It is estimated that First Capital Bancshares will incur approximately $23,000 in organizational expenses, and First Capital Bank will incur approximately $300,000 in organizational and pre-opening expenses.

The expenses related to the stock offering will be deducted from the proceeds of the offering. These expenses are estimated to be approximately $442,160, consisting principally of commissions and other directly related expenses of the stock offering.

NOTE 2 - LIQUIDITY

First Capital Bancshares incurred a net loss of $163,490 the period from December 19, 1997 to December 31, 1998. Activities since inception have consisted of organizational activities necessary to obtain regulatory approvals and to otherwise prepare to commence business as a financial institution.

At December 31, 1998, First Capital Bancshares had been primarily funded by the $300,000 received from the issuance of 30,000 shares of its common stock to the organizers.

Management believes that the level of expenditures is well within the financial capabilities of the organizers and is adequate to meet existing obligations and fund current operations, but commencement banking operations is dependent upon the successful completion of the stock offering and receipt of regulatory approval.

To provide for permanent funding, First Capital Bancshares is currently anticipating offering for sale a minimum of 500,000 and a maximum of 720,000 shares of its common stock at a sales price of $10 per share. Costs related to the organization and registration of First Capital Bancshares common stock will be paid from the gross proceeds of the offering. Should subscriptions for the minimum offering not be obtained, amounts paid by subscribers with their subscriptions will be returned, net of expenses, and the offer will be withdrawn.

                         FIRST CAPITAL BANCSHARES, INC.
                      (A Company in the Development Stage)

--------------------------------------------------------------------------------

                          NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


NOTE 3 - INCOME TAXES

As of December 31, 1998, First Capital Bancshares had a net operating loss carryforward of $163,490.

There was no provision (benefit) for income taxes for the period from December 19, 1997 to December 31, 1998, since a 100% valuation reserve is being maintained for the net operating loss carryforward.


NOTE 4 - EMPLOYMENT CONTRACT AND STOCK OPTIONS

First Capital Bancshares has entered into a three-year employment contract with its President beginning June 4, 1998. The contract provides that the President will receive an initial annual salary of $60,000, which shall be increased to not less than $85,000 per annum on the date the First Capital Bank opens. This contract may be extended for additional time periods by mutual agreement of the President and First Capital Bancshares.

Upon completion of the sale of its common stock, First Capital Bancshares shall grant to the President an option to purchase 8,000 shares of common stock. The stock option agreement will provide that the option will have a ten-year term and will vest over a six-year period provided that the President is still employed by First Capital Bancshares on each anniversary and that certain performance goals for each year are met.

Annually, the Board of Directors agrees to set performance goals for First Capital Bancshares and may grant to the President a cash bonus at the end of each fiscal year in which such performance goals are met. The amount of any such bonus will be determined by the Board.

Beginning on the date First Capital Bank opens, First Capital Bank shall provide the President with a leased automobile with a lease rate not to exceed $400 per month.

NOTE 5 - OPTION ON REAL ESTATE

As of December 31, 1998, First Capital Bancshares had paid $15,000 for an option to purchase real estate in Bennettsville, South Carolina for the purpose of building its main banking office. The option provides for a purchase price of $350,000 payable in cash and expires March 1, 1999.

                         FIRST CAPITAL BANCSHARES, INC.
                      (A Company in the Development Stage)

--------------------------------------------------------------------------------

                          NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


NOTE 6 - STOCKHOLDERS' EQUITY

COMMON STOCK - First Capital Bancshares has the authority to issue up to 10,000,000 shares of voting common stock, par value $.01 per share.

PREFERRED STOCK - First Capital Bancshares has the authority to issue up to 10,000,000 shares of preferred stock, par value $.01 per share. Also, First Capital Bancshares has the right to establish and designate from time to time any part or all of the shares by filing an amendment to First Capital Bancshares's articles of incorporation, which is effective without shareholder action, in such series and with such preferences, limitations, and relative rights as may be determined by the Board of Directors. The number of authorized shares of preferred stock may be increased or decreased by the affirmative vote of the holders of the majority of the shares of common stock, without a vote of the holders of the shares of preferred stock.

CUMULATIVE VOTING RIGHTS - First Capital Bancshares has elected not to have cumulative voting, and no shares issued by First Capital Bancshares may be cumulatively voted.

PREEMPTIVE RIGHTS - The stockholders of First Capital Bancshares shall not have any preemptive rights regarding any issuance of First Capital Bancshares's capital stock.


NOTE 7 - DATA PROCESSING

As of December 31, 1998 First Capital Bancshares has entered into an agreement with Fiserv Solutions, Inc. ("Fiserv") to electronically process First Capital Bancshares's daily transactions. Upon receiving regulatory approval to open First Capital Bank, First Capital Bancshares will have to pay Fiserv approximately $226,000 for computer hardware and software.

Like many financial institutions, First Capital Bancshares will rely upon computers for the daily conduct of its business and for information processing. There is concern among industry experts that on January 1, 2000 computers will be unable to "read" the new year and there may be widespread computer malfunctions. Generally, First Capital Bancshares will be relying on software and hardware developed by independent third parties for its information systems.


The agreement with Fiserv includes a warranty that its system is year 2000 compliant in all respects. While management believes that the information systems they agreed to acquire and the network connections that will be maintained will comply with the year 2000 requirements, there is a risk that they will not comply as they have been developed by others.

                                 720,000 SHARES
                                  Common Stock

                         FIRST CAPITAL BANCSHARES, INC.

                         A Proposed Holding Company For


                      [insert First Capital Bank logo here]


                                   (Proposed)








                                TABLE OF CONTENTS


                                                       Page
                                                       ----
Summary ..................................................3
Note Regarding Forward Looking Statements.................5
Risk Factors..............................................6
The Offering..............................................9
Market for Common Stock..................................11
Use of Proceeds .........................................12
Capitalization...........................................13
Dividend Policy .........................................13
Proposed Business and Plan of Operation..................14
Supervision and Regulation...............................20
Management...............................................27
Description of Capital Stock.............................32
Legal Matters............................................35
Experts..................................................35
Additional Information ..................................35
Index to Financial Statements ..........................F-1


         YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT. WE HAVE NOT AUTHORIZED ANYONE TO GIVE ANY INFORMATION THAT IS DIFFERENT. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS ILLEGAL. THE INFORMATION IN THIS PROSPECTUS IS COMPLETE AND ACCURATE AS OF THE DATE ON THE COVER, BUT THE INFORMATION MAY CHANGE IN THE FUTURE.

         UNTIL ____________________, ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALER'S OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.







                          [Insert picture of bank here]











                             [Bank Stock logo here]

                                 March ___, 1999

                                     PART II


                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

Item 24.  Indemnification of Directors and Officers

         Our articles of incorporation contain a provision which, subject to certain limited exceptions, limits the liability of a director to First Capital Bancshares or its shareholders for any breach of duty as a director. There is no limitation of liability for: a breach of duty involving appropriation of a business opportunity of First Capital Bancshares; an act or omission which involves intentional misconduct or a knowing violation of law; any transaction from which the director derives an improper personal benefit; or as to any payments of a dividend or any other type of distribution that is illegal under
Section 33-8-330 of the South Carolina Business Corporation Act of 1988 (The "Corporation Act"). In addition, if at any time the Corporation Act shall have been amended to authorize further elimination or limitation of the liability of director, then the liability of each director of First Capital Bancshares shall be eliminated or limited to the fullest extent permitted by such provisions, as so amended, without further action by the shareholders, unless the provisions of the Corporation Act require such action. The provision does not limit the right of First Capital Bancshares or its shareholders to seek injunctive or other equitable relief not involving payments in the nature of monetary damages.

         Our bylaws contain certain provisions which provide indemnification to directors of First Capital Bancshares that is broader than the protection expressly mandated in Sections 33-8-510 and 33-8-520 of the Corporation Act. To the extent that a director or officer of First Capital Bancshares has been successful, on the merits or otherwise, in the defense of any action or proceeding brought by reason of the fact that such person was a director or officer of First Capital Bancshares, Sections 33-8-510 and 33-8-520 of the Corporation Act would require First Capital Bancshares to indemnify such persons against expenses (including attorney's fees) actually and reasonably incurred in connection therewith. The Corporation Act expressly allows First Capital Bancshares to provide for greater indemnification rights to its officers and directors, subject to shareholder approval.

         Insofar as indemnification for liabilities arising under the Corporation Act may be permitted to directors, officers, and controlling persons of First Capital Bancshares and First Capital Bank pursuant to the articles of incorporation or bylaws, or otherwise, First Capital Bancshares and First Capital Bank have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Corporation Act and is, therefore, unenforceable.

         The board of directors also has the authority to extend to officers, employees and agents the same indemnification rights held by directors, subject to all of the accompanying conditions and obligations. The board of directors has extended or intends to extend indemnification rights to all of its executive officers.

         We have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of First Capital Bancshares against any liability asserted against him or incurred by him in any such capacity, whether or not First Capital Bancshares would have the power to indemnify him against such liability under the bylaws.

Item 25.  Other Expenses of Issuance and Distribution.

         Estimated expenses (other than underwriting commissions) of the sale of the shares of common stock are:

         Registration Fee                                                                   $     2,000
         Printing and Engraving                                                                  15,000
         Legal Fees and Expenses                                                                 30,000
         Accounting Fees                                                                          5,000
         Blue Sky Fees and Expenses                                                              10,000
         Underwriter's expenses and legal fees                                                   60,000
         Miscellaneous Disbursements                                                              5,000
                                                                                            -----------

         TOTAL                                                                              $   127,000
                                                                                            ===========

Item 26.  Recent Sales of Unregistered Securities.


         From the inception of the company and prior to filing the initial registration statement, First Capital sold 30,000 shares of common stock to its organizers at a price of $10.00 per share, the same price at which shares are being offered to the public. No underwriters were involved in this transaction and no commissions or underwriting discounts were paid to anyone in connection with these sales. The issuance of these securities was made in reliance on an exemption from registration provided by Section 4(2) of the Securities Act. All of the purchasers of these securities are directors of First Capital. These individuals represented their intention to acquire the securities for investment purposes only and not with a view to or for the sale in connection with any distribution thereof. These individuals also had adequate access, through their relationships with First Capital, to information about First Capital.

Item 27.  Exhibits.

3.1.     Articles of Incorporation and all amendments*

3.2.     Bylaws*

4.1. See Exhibits 3.1 and 3.2 for provisions in First Capital Bancshares's Articles of Incorporation and bylaws defining the rights of holders of the common stock*

4.2.     Form of certificate of common stock*

5.1.     Opinion Regarding Legality*

10.1. Revised and Restated Letter of Employment dated February 24, 1999, between First Capital Bancshares and J. Aubrey Crosland*

10.2. Letter of Employment dated November 2, 1998, between First Capital Bancshares and John M. Digby*

10.3 Purchase Agreement dated April 20, 1998, between First Capital Bancshares, as buyer, and James B. Connelly, as seller*

10.4 Form of escrow agreement among First Capital Bancshares, Banc Stock Financial Services, Inc. and The Banker's Bank*

10.5 Sales Agency Agreement among First Capital Bancshares and Banc Stock Financial Services, Inc.*

10.6 An agreement for software and account processing services dated December 7, 1998 with Fiserv Solutions, Inc.*

10.7 Revised and Restated Letter of Employment dated February 24, 1999, between J. Randy McDonald and First Capital Bancshares*

10.8     Form of Stock Order Form*

23.1.    Consent of Independent Public Accountants

23.2. Consent of Nelson Mullins Riley & Scarborough, L.L.P. (appears in its opinion filed as Exhibit 5.1)*

24.1. Power of Attorney (previously filed as part of signature page to the registration statement)*

27.1.    Financial Data Schedule (for electronic filing purposes)

* Previously filed.


Item 28.          Undertakings.

         The undersigned Company will:

         (a)(1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

         (i) Include any prospectus required by Section 10(a)(3) of the Securities Act;

         (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and

         (iii) Include any additional or changed material information on the plan of distribution.

         (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

         (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

         (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of First Capital Bancshares pursuant to the provisions described in Item 24 above, or otherwise, First Capital Bancshares has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

         In the event that a claim for indemnification against such liabilities (other than the payment by First Capital Bancshares of expenses incurred or paid by a director, officer or controlling person of First Capital Bancshares in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, First Capital Bancshares will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Bennettsville, State of South Carolina, on March 23, 1999.

                                          FIRST CAPITAL BANCSHARES, INC.

                                          By: /s/ J. Aubrey Crosland
                                              ----------------------------------
                                              J. Aubrey Crosland
                                              President

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following in the capacities and on the dates indicated.



Signature                                            Title                              Date
---------                                            -----                              ----

*        /s/ Glenn Dowdy
-------------------------------------
Glenn Dowdy                                          Director                           March 23, 1999


*        /s/ Wylie Cartrette
-------------------------------------
Wylie Cartrette                                      Director                           March 23, 1999


*        /s/ Dale Hutchins
-------------------------------------
Dale Hutchins                                        Director                           March 23, 1999


*        /s/ Shoukath Ansari
-------------------------------------
Shoukath Ansari                                      Director                           March 23, 1999


*        /s/ Paul F. Rush
-------------------------------------
Paul F. Rush                                         Director                           March 23, 1999


*        /s/ Lee Howell
-------------------------------------
Lee Howell                                           Director                           March 23, 1999


*        /s/ Lee C. Short
-------------------------------------
Lee C. Shortt                                        Director                           March 23, 1999


         /s/ J. Aubrey Crosland
-------------------------------------
J. Aubrey Crosland                                   Director and President             March 23, 1999
                                                     (principal executive officer)
         /s/ John M. Digby
-------------------------------------
John M. Digby                                        Chief Financial Officer            March 23, 1999
                                                     (principal accounting and
                                                       financial officer)
*By:  /s/ J. Aubrey Crosland
-------------------------------------
      J. Aubrey Crosland
      *As attorney-in-fact

                                  EXHIBIT INDEX
                                  -------------

EXHIBIT           DESCRIPTION
-------           -----------

Item 27.  Exhibits.

3.1.     Articles of Incorporation and all amendments*

3.2.     Bylaws*

4.1.     See Exhibits 3.1 and 3.2 for provisions in First Capital Bancshares's
         Articles of Incorporation and bylaws defining the rights of holders of the common stock*

4.2.     Form of certificate of common stock*

5.1.     Opinion Regarding Legality*

10.1. Revised and Restated Letter of Employment dated February 24, 1999, between First Capital Bancshares and J. Aubrey Crosland*

10.2.    Letter of Employment dated November 2, 1998, between First Capital
         Bancshares and John M. Digby*

10.3     Purchase Agreement dated April 20, 1998, between First Capital
         Bancshares, as buyer, and James B. Connelly, as seller*

10.4     Form of escrow agreement among First Capital Bancshares, Banc Stock
         Financial Services, Inc. and The Banker's Bank*

10.5     Sales Agency Agreement among First Capital Bancshares and Banc Stock
         Financial Services, Inc.*

10.6     An agreement for software and account processing services dated
         December 7, 1998 with Fiserv Solutions, Inc.*

10.7 Revised and Restated Letter of Employment dated February 24, 1999, between J. Randy McDonald and First Capital Bancshares*

10.8     Form of Stock Order Form*

23.1.    Consent of Independent Public Accountants

23.2. Consent of Nelson Mullins Riley & Scarborough, L.L.P. (appears in its opinion filed as Exhibit 5.1)*

24.1. Power of Attorney (previously filed as part of the signature page to registration statement)*

27.1.    Financial Data Schedule (for electronic filing purposes)

-------------------
*  Previously filed.